    As filed with the Securities and Exchange Commission on August 2, 1995
                                                      Registration No.33-60671


 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                               AMENDMENT NO. 1 TO

                                    FORM S-2
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                                 --------------
                             Comdial Corporation
            (Exact name of Registrant as specified in its charter)


               Delaware                                  94-2443673
   (State or other jurisdiction of                     (IRS Employer
    Incorporation or organization)                   Identification No.)

                                 --------------

                              1180 Seminole Trail
                        Charlottesville, Virginia 22901
                                 (804) 978-2200
               (Address, including zip code and telephone number,
        including area code of Registrant's principal executive offices)

                                Wayne R. Wilver
                                   Secretary
                              Comdial Corporation
                              1180 Seminole Trail
                        Charlottesville, Virginia 22901
                                 (804) 978-2200
            (Name, address, including zip code and telephone number,
                   including area code of agent for service)

                                 --------------
                                   Copies to:


        Robert E. Stroud, Esq.                        Joel I. Papernik, Esq.
 McGuire, Woods, Battle & Boothe, L.L.P.           Squadron, Ellenoff, Plesent
      418 East Jefferson Street                           & Sheinfeld, LLP
    P.O. Box 1288 Charlottesville,                        551 Fifth Avenue
         Virginia 22902-1288                          New York, New York 10176
          (804) 977-2500                                   (212) 661-6500

                                 --------------

         Approximate date of commencement of proposed sale to public: As soon as practical after this Registration Statement becomes effective.


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [ ]

   If the Registrant elects to deliver its latest annual report to security holders or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]
                                 --------------
                     CALCULATION OF REGISTRATION FEE (1)




- ------------------------------------------------------------------------------------------------------
                                                 Proposed           Proposed
Title of Each Class of                            Maximum            Maximum            Amount of
Securities to be             Amount to be      Offering Price       Aggregate          Registration
Registered                   Registered (2)     per Share (3)    Offering Price (3)        Fee(4)
- ------------------------------------------------------------------------------------------------------
Common Stock ..............  10,350,000           $ 3.97          $41,089,500           $14,168.79
- ------------------------------------------------------------------------------------------------------


(1) Does not reflect the effect of a proposed one-for-three reverse stock split.


(2) Includes 1,350,000 shares (or 450,000 shares after the one-for-three reverse stock split that will be effected on the date of the Prospectus contained within this Registration Statement) that the Underwriters have an option to purchase from the Selling Stockholder to cover over-allotments, if any.


(3) Estimated solely for the purpose of determining the registration fee pursuant to Rule 457 of the Securities Act of 1933.

(4) Previously paid.


   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------

                             COMDIAL CORPORATION
                            CROSS REFERENCE SHEET


                   Pursuant to Item 501(b) of Regulation S-K
           Showing Location in Prospectus of Part I Items of Form S-2



               Item and Heading in Form S-2
                  Registration Statement                                 Location in Prospectus
                  ----------------------                                 ----------------------
1.  Forepart of the Registration Statement and
     Outside Front Cover Page of Prospectus                   Cover Pages of Registration Statement and  Prospectus

2.  Inside Front and Outside Back Cover Pages
     Of Prospectus.........................................   Inside Front and Outside Back Cover Page of Prospectus
3.  Summary Information, Risk Factors and  Ratio of
    Earnings to Fixed Charges..............................   Prospectus Summary; Risk Factors
4.  Use of Proceeds........................................   Prospectus Summary; Use of Proceeds
5.  Determination of Offering Price........................   Outside Front Cover Page of Prospectus;
                                                              Underwriting
6.  Dilution...............................................   Not Applicable
7.  Selling Security Holders...............................   Principal and Selling Stockholders
8.  Plan of Distribution...................................   Outside Front and Inside Front Cover Page of
                                                              Prospectus; Price Range of Common Stock;
                                                              Dividend Policy Underwriting; Outside Back Cover Page
                                                              of Prospectus;
9.  Description of Securities to be Registered.............   Description of Capital Stock
10. Interests of Named Experts and Counsel.................   Experts
11. Information with Respect to the Registrant.............   Outside Front Cover Page; Price Range of Common
                                                              Stock; Dividend Policy; Capitalization; Selected
                                                              Historical Financial Data; Management's Discussion
                                                              and Analysis of Financial Condition and Results of
                                                              Operations; Business; Index to Consolidated
                                                               Financial Statements

12. Incorporation of Certain Information by
      Reference............................................   Incorporation of Certain Information by Reference
13. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.......   Description of Capital Stock

                   SUBJECT TO COMPLETION, DATED August 2, 1995


                               3,000,000 Shares


 #############################################################################

                                IMAGE OMITTED
                               (COMDIAL LOGO)
 #############################################################################


                                 Common Stock

   Of the 3,000,000 shares of Common Stock offered hereby, 1,000,000 shares are being sold by Comdial Corporation (the "Company") and 2,000,000 shares are being sold by a selling stockholder (the "Selling Stockholder"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.

   The Common Stock is included for trading on the Nasdaq National Market under the symbol "CMDL." The Board of Directors of the Company has authorized and submitted to the stockholders for approval on July 28, 1995, a one-for-three reverse stock split of the Company's Common Stock, to be effective on the date of this Prospectus. Except as otherwise indicated, all share and per share data herein have been adjusted to reflect such reverse stock split. On July 31, 1995, the closing price of the Common Stock as reported on the Nasdaq National Market was $4.63 per share, or the equivalent of $13.88 per share as adjusted to reflect the reverse stock split. See "Price Range of Common Stock."

   For a discussion of certain material factors that should be considered in connection with an investment in the Common Stock, see "Risk Factors" commencing on page 6 hereof.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               ------------------

- -------------------------------------------------------------------------------------
                              Underwriting
                Price to      Discounts and      Proceeds to      Proceeds to Selling
                Public        Commissions (1)    Company (2)      Stockholder (2)
- -------------------------------------------------------------------------------------
Per Share ....  $             $                  $                $
Total (3) ....  $             $                  $                $
- -------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses estimated to be approximately $225,000 payable by the Company and approximately $450,000 payable by the Selling Stockholder on a pro rata basis in accordance with the number of shares sold by each.

(3) The Selling Stockholder has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any, on the same terms and conditions as the shares offered hereby. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Selling
    Stockholder will be $   , $   and $   , respectively. See "Underwriting."

   The shares of Common Stock are offered by the several Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made at the offices of Rodman & Renshaw, Inc., New York, New York, on or about August __, 1995.

                            Rodman & Renshaw, Inc.

               The date of this Prospectus is August ___, 1995.

                            AVAILABLE INFORMATION


   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048; and 500 West
Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, copies of such reports, proxy statements, and other information concerning the Company may also be inspected and copied at the library of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, upon which the Common Stock of the Company is listed.

   The Company has filed with the Commission a Registration Statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the documents incorporated herein by reference which may be examined without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus or in any document incorporated herein by reference as to the contents of any contract or document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.


              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed with the Commission (File No. 0-9023) pursuant to the Exchange Act are incorporated herein by reference:


1. The Company's Annual Report on Form 10-K, for the fiscal year ended December 31, 1994 excluding financial statements which are included elsewhere herein and which have been restated to reflect the effect of a proposed one-for-three reverse stock split;

2. The Company's Quarterly Report on Form 10-Q for the quarter ended April 2, 1995 excluding financial statements which are included elsewhere herein and which have been restated to reflect the effect of a proposed one-for-three reverse stock split;

3. The Company's Proxy Statement dated April 4, 1995 relating to an Annual Meeting of Stockholders held April 27, 1995; and

4. The Company's Proxy Statement dated June 28, 1995 relating to a Special Meeting of Stockholders held on July 28, 1995.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statement.

   The Company will provide, without charge, upon written or oral request from any person to whom a copy of the Prospectus is delivered, a copy of any of the documents incorporated herein by reference in this Prospectus, not including exhibits to such documents. Such requests should be directed to Comdial Corporation, 1180 Seminole Trail, Charlottesville, VA 22901, Attention: Wayne R. Wilver, telephone (804) 978-2200.

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE

ACT OF 1934. SEE "UNDERWRITING."


   COMDIAL(Registered Trademark), DigiTech(Registered Trademark), DXP(Registered Trademark), HoTelephone(Registered Trademark), InnTouch(Registered Trademark), Enterprise(Trademark), Enterprise for Telephoney Services(Trademark), ExecuMail(Trademark), ExecuTech(Trademark), Impact(Trademark) QuickQ(Trademark), Scout(Trademark), Solo(Trademark), Tracker(Trademark), Unisyn(Trademark), and Voice Express(Trademark) are trademarks of the Company. This Prospectus also contains trademarks and trade names of other companies.

 #############################################################################

                                 IMAGES OMITTED
                           SCHEMATIC TELEPHONE SYSTEM
 #############################################################################

 #############################################################################

                                 IMAGES OMITTED
                          PICTURES OF COMDIAL PRODUCTS
                          PLACED RANDOMLY ON THE PAGE
 #############################################################################

                              PROSPECTUS SUMMARY


   The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus and incorporated herein by reference. Unless otherwise indicated, all share, per share, and financial information set forth herein reflects the one-for-three reverse stock split of the Company's Common Stock to be effective on the date of this Prospectus and assumes a public offering price of $13.88 per share, and no exercise of the Underwriters' over-allotment option. Unless the context requires otherwise, references in this Prospectus to the "Company" refer to Comdial Corporation, its subsidiaries, and predecessors.


                                 The Company


   The Company designs, manufactures, and markets small to medium sized business telecommunications systems which support up to approximately 200 telephones. The Company believes that it is a leading supplier to this market, with an installed base estimated to be in excess of 200,000 telephone systems and 2,000,000 telephones. The Company's products include digital and analog telephone switches and telephones, as well as a wide range of product enhancements to the Company's telephone systems. The Company's recent growth has occurred principally as a result of digital telephone systems introduced by the Company since 1992. These digital products provide end users with the ability to utilize evolving telecommunications technologies, including those arising from the convergence of telephone systems and computers, or computer-telephony integration ("CTI").

   The Company's business strategy is to maintain its position in its core business of delivering advanced telecommunications systems by continuing to expand its distribution network, targeting organizations requiring small to medium sized telecommunications systems, and providing a broad range of products. In addition, the Company's growth strategy includes expansion of its international markets and furthering its position as a leader in the emerging market for CTI system solutions.

   As a result of this business strategy, the Company has experienced substantial increases in net sales and net income since 1993. Net sales increased 11.6% from $69.1 million in 1993 to $77.1 million in 1994. Similarly, net sales increased 26.5% from $17.6 million in the first quarter of 1994 to $22.3 million in the first quarter of 1995. Net income applicable to common stock before extraordinary items increased 25.7% from $2.4 million in 1993 to $3.0 million in 1994, and 113.6% from $0.5 million in the first quarter of 1994 to $1.1 million in the first quarter of 1995.

   The Company has established an extensive two-tiered distribution network, whereby the Company sells its products to wholesale supply houses which in turn sell the Company's products to approximately 7,400 independent dealers. These dealers market the Company's products to small to medium sized organizations and divisions of larger organizations. The Company's sales force seeks to recruit, train, and support dealers to facilitate and encourage dealers' promotion and sale of the Company's products. This distribution network enables the Company to virtually eliminate bad debt exposure and minimize administration, credit checking, sales expenses, and finished goods inventory levels, while achieving broad geographic penetration and access to some of the fastest growing markets in the country. In addition, this dealer network assures end users of local sales representation, maintenance, support, and ready availability of the Company's products.

   The Company is positioning itself as a leader in the rapidly growing market for CTI applications by supporting recently established industry standards, promoting third-party software developers, and designing several new systems using CTI applications. According to trade sources, since 1994 the Company has been among the first manufacturers to produce a product which was compatible with the Telephony Services Application Programming Interface ("TSAPI") standard created by Novell, Inc. ("Novell"), bundle Novell's telephony services software with the Company's software application interface, and demonstrate a prototype working interface card for Microsoft Corporation's Telephone Application Programming Interface ("TAPI"). The Company supports third-party software developers by providing a CTI development facility at the Company's offices. The Company also offers an opportunity for third-party software developers to distribute their application software packages through the Company's dealer network by means of a Company produced catalog featuring CTI applications. The Company has introduced various CTI applications for specific markets such as hospitality, emergency services, and call centers.


   The Company was originally incorporated in Oregon in 1977 and was reincorporated in Delaware in 1982. Its principal office and manufacturing facility is located at 1180 Seminole Trail, Charlottesville, Virginia 22901 and its telephone number is (804) 978-2200.

                                 The Offering


Common Stock Offered by the Company ......................  1,000,000 shares
Common Stock to be Offered by the Selling Stockholder  ...  2,000,000 shares
Common Stock to be Outstanding after the Offering  .......  8,087,973 shares (1)
Use of Proceeds ..........................................  To  redeem   750,000
                                                            shares  of  Series A
                                                            Preferred  Stock and
                                                            for          general
                                                            corporate        and
                                                            working capital
                                                             purposes.
Nasdaq National Market Symbol ............................  "CMDL"

(1) As at August 1, 1995. Excludes 497,663 shares of Common Stock reserved for issuance upon exercise of currently outstanding options granted under the Company's stock option plans. For a description of the Company's stock option plans, see Note 11 of Notes to Consolidated Financial Statements.

                            Summary Financial Data
                    (In thousands, except per share data)

                                                    Year Ended December 31,           Quarter Ended
                                                  ---------------------------       -----------------
                                                                                    April 3,   April 2,
                                                  1992(1)    1993(2)     1994         1994      1995
                                                  ------     -------     ----         ----      ----
Selected Statement of Operations Data:
Net sales .....................................  $70,897    $69,099    $77,145    $ 17,639    $22,316
Gross profit ..................................   20,685     21,614     24,727       5,866      7,124
Operating income ..............................    3,072      5,385      5,667       1,143      1,737
Income before extraordinary item (3)  .........      884      2,416      3,614         615      1,230
Extraordinary item, write-off of debt issuance
cost ..........................................      --         --        (389)       (389)       --
Net income ....................................      884      2,416      3,225         226      1,230
Dividends on preferred stock ..................      --         --         577         106        143
Net income applicable to common stock  ........  $   884    $ 2,416    $ 2,648    $    120    $ 1,087

Selected Per Share Data:
Income before extraordinary item ..............  $  0.13    $  0.35    $  0.42 $      0.07 $     0.15
Extraordinary item ............................      --         --       (0.05)      (0.05)       --
Net income per common share ...................  $  0.13    $  0.35    $  0.37 $      0.02 $     0.15
Weighted average common shares outstanding  ...    6,738      6,935      7,231       7,247      7,216


                                                      At April 2, 1995
                                                 -----------------------
                                                   Actual   As Adjusted(4)
                                                 -------      ---------
Selected Balance Sheet Data:
  Working capital .............................  $12,282    $17,516
  Total assets ................................   43,729     48,963
  Long-term debt, excluding current maturities     3,988      3,988
  Preferred stockholders' equity ..............    7,500         --
  Common stockholders' equity .................   14,795     27,529


(1) Net sales include approximately $6,474,000 relating to revenues of a residential telephone product line that was sold in July 1992. Included in net income is a gain of approximately $791,000 resulting from the sale of such product line.

(2) Net income per common share and weighted average number of common shares outstanding were $0.34 and 7,158,000, respectively, on a fully diluted basis. There was no difference in primary and fully diluted share data in any other year presented.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Tax Loss Carryforwards."

(4) Adjusted to reflect  receipt by the Company of estimated  net proceeds  from
    the   issuance   of   1,000,000   shares.   See   "Use  of   Proceeds"   and
    "Capitalization."

                                 RISK FACTORS

   In evaluating an investment in the Common Stock being offered hereby, investors should consider carefully, among other things, the following risk factors, as well as the other information contained in this Prospectus and the documents incorporated herein by reference.

Technological Change and Dependence on New Products


   The market for the Company's systems and products is characterized by rapid technological change and continuing demand for new products. Accordingly, the timely introduction of new products and product features, as well as new telecommunications applications such as computer-telephony integration are expected to be a major factor in the Company's continued success. Market needs and expectations will require the Company to continue to identify, develop, and sell new products and features that keep pace with technological developments and competitive pressures. In addition, technological difficulties occasionally inherent in new products and the time necessary to stabilize new product manufacturing costs may adversely affect operating costs. There can be no assurance that the Company's new products will achieve market acceptance, or that the Company will be able to continue to develop new products, technologies, and applications as required by changing market needs in the future. See "Business -- Industry Background."


Dependence on Component Suppliers


   Although the Company uses standard parts and components in the manufacture of its products, certain electronic components used in the Company's systems, including certain microprocessor and memory chips, are currently available from a single source or a limited number of outside electronic component manufacturers and distributors. Currently, the Company has multiple sources for most electronic components, but has single sources for a few unique parts such as custom integrated circuits. The Company does not have a long-term agreement with any supplier of components. In addition, the Company obtains certain electronic components from a limited number of manufacturers located outside of the United States which are subject to changes in governmental policies, imposition of tariffs, import restrictions, and other factors beyond the Company's control. Although the Company has not experienced any material difficulties in obtaining supplies in the past, there can be no assurance that the Company will not experience delay in delivery or absence of supply from existing sources or the inability to develop alternative sources, if and when required in the future, which could materially and adversely affect operating results.


Competition


   The market for the Company's products is highly competitive. The Company competes with approximately 20 companies, many of which have significantly greater financial, marketing, and technical resources than the Company. In addition, the Company must compete to attract and retain dealers for its products. There can be no assurance that the Company will be able to compete successfully in the marketplace or that the Company will be able to maintain its current dealer network. See "Business -- Competition."


Fluctuations in Quarterly Revenues

   The Company's revenues may vary from quarter to quarter due to a variety of factors, including the timing of customer orders, the introduction of new products by the Company or its competitors, domestic and international pricing pressures as well as general economic conditions. The Company typically operates with relatively little backlog, and substantial amounts of its revenues in each quarter ordinarily come from orders received in that quarter.

Potential Intellectual Property Infringements; Limited Protection

   From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. Such proceedings could require the Company to expend significant sums in litigation, pay significant damages, develop non-infringing technology, or acquire licenses to the technology which is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business. Moreover, the Company relies upon copyright, trademark, and trade secret protection to protect the Company's proprietary rights in its products. There can be no assurance that these protections will be adequate to deter misappropriation of the Company's technologies or independent third-party development of similar technologies. See "Business -- Intellectual Property."


Dependence on Highly Skilled Personnel


   The Company believes that its future success depends in large part upon its ability to attract and retain highly skilled technical employees to oversee product development and engineering functions. To date, the Company generally has not experienced difficulty in recruiting capable individuals to fill these positions other than certain positions for software engineers, as to which the Company has been able to obtain the services of technical consultants as needed for any particular project. However, competition for highly-skilled personnel is intense, and there can be no assurance that the Company will be able to continue to recruit capable technical employees and engineers in the future, or to secure technical consultants when needed on reasonable terms.

                               USE OF PROCEEDS


   The net proceeds to the Company from the sale of the 1,000,000 shares of Common Stock being offered by the Company are estimated to be approximately $12,734,250 after deducting the underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the shares offered by the Selling Stockholder.

   The Company plans to use $7,500,000 of the net proceeds of the offering to redeem 750,000 shares of Series A 7 1/2 % Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") currently held by PacifiCorp Credit, Inc. ("PCI"), an affiliate of the Company. The outstanding shares of Series A Preferred Stock may be redeemed at the option of the Company, in whole or in part, at any time upon not less than 30 days nor more than 90 days prior written notice, at a redemption price equal to $10.00 per share plus any accumulated but unpaid dividends. The Company intends to use the balance of the net proceeds for general corporate and working capital purposes. PCI has agreed with the Company, until the earlier of the redemption of the Series A Preferred Stock or October 1, 1995, to waive (i) the notice period required to redeem the Series A Preferred Stock, (ii) PCI's right to convert the Series A Preferred Stock into Common Stock, and (iii) certain rights to demand registration of other shares of Common Stock owned by PCI which are not included in the offering, including, but not limited to, registration rights PCI may possess under a warrant agreement. In such connection, PCI has also consented to the filing by the Company of a post-effective amendment to a Form S-3 Registration Statement, originally filed by the Company in July 1994, in order to remove from registration 2,000,000 shares of Common Stock owned by PCI covered thereby. Such amendment shall be effective no earlier than the effective date of the Registration Statement of which this Prospectus is a part.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock is listed on the Nasdaq National Market under the trading symbol "CMDL." The following table sets forth, for the quarters indicated, the high and low last sale prices for the Company's Common Stock on the Nasdaq National Market:


                                              High      Low
                                             -------   ------
Year Ended December 31, 1993:
  First Quarter .............................  $3 3/16   $1 5/16
  Second Quarter ............................   3 3/8     2 7/16
  Third Quarter .............................   3         2 1/4
  Fourth Quarter ............................  11 1/16    2 1/4
Year Ended December 31, 1994:
  First Quarter ............................. $12 3/16   $8 1/4
  Second Quarter ............................   9 3/8     6
  Third Quarter .............................   8 7/16    6
  Fourth Quarter ............................  10 1/8     5 7/16
Year Ended December 31, 1995:
  First Quarter .............................  $9        $6 3/4
  Second Quarter  ...........................  14 5/8     7 7/8
  Third Quarter (through July 31, 1995)......  14 7/16   11 13/16


   On July 31, 1995, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $13.88 per share. As of June 23, 1995, there were 2,102 stockholders of record of the Common Stock.

                               DIVIDEND POLICY

   Pursuant to the terms of the Series A Preferred Stock, the holders of shares of Series A Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when, as, and if declared by the Board of Directors, out of Company funds legally available for the payment of dividends, quarterly dividends per share payable in cash in the following amounts: $0.19 on the last day of March, $0.19 on the last day of June, $0.19 on the last day of September, and $0.18 on the last day of December each year. Since March 1994, the Company has paid such quarterly dividends on the outstanding shares of Series A Preferred Stock.

   To date, the Company has not paid any cash dividends on outstanding shares of Common Stock. The Company currently intends to retain future earnings in order to provide funds for operation and expansion of its business and, accordingly, does not anticipate paying cash dividends on the Common Stock in the foreseeable future. Any determination as to the payment of dividends is at the discretion of the Company's Board of Directors and will depend on the Company's financial condition, results of operations, capital requirements, contractual restrictions on payment of dividends (if any), economic and market conditions, and such other factors as the Board of Directors deems relevant. The Company's loan agreement currently restricts the payment of cash dividends, except on the Series A Preferred Stock.


                                CAPITALIZATION

   The following table sets forth the capitalization of the Company at April 2, 1995, and as adjusted to reflect the sale of 1,000,000 shares of Common Stock offered by the Company hereby. This table should be read in conjunction with the financial statements and related notes appearing elsewhere in this Prospectus.


                                                                         At April 2, 1995
                                                                      Actual     As Adjusted
                                                                     --------    ------------
                                                                        (In thousands)
Long-term debt, excluding current maturities .........................  $  3,988    $3,988
Stockholders' equity: ................................................
  Series A 7 1/2 % preferred stock ($10.00 par value), (authorized
     2,000 shares; issued: 750 shares, no shares as adjusted)  .......     7,500      --
  Common stock ($0.01 par value) and paid-in capital (authorized
    30,000 shares; issued: 7,036 shares, 8,036 shares as
    adjusted) (1) ....................................................   100,517   113,251
  Other ..............................................................      (973)     (973)
  Accumulated deficit ................................................   (84,749)  (84,749)
  Total stockholders' equity .........................................    22,295    27,529
    Total capitalization .............................................  $ 26,283   $31,517


(1) Excludes 548,372 shares of Common Stock (as at April 2, 1995) reserved for issuance upon exercise of currently outstanding options granted under the Company's stock option plans. For a description of the Company's stock option plans, see Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED HISTORICAL FINANCIAL DATA
                       (In thousands, except per share)


   The following selected consolidated financial data for and as of the five years ended December 31, 1994 are derived from the Company's audited consolidated financial statements. The selected financial data as of April 2, 1995 and for the quarters ended April 2, 1995 and April 3, 1994 have been derived from unaudited financial statements of the Company, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such periods. The results of the quarter ended April 2, 1995 are not necessarily indicative of the results to be expected for the entire year. The data set forth below should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.



                                                         Year Ended December 31,                           Quarter Ended
                                                 ----------------------------------------------------   -------------------
                                                                                                        April 3,   April 2,
                                                  1990       1991      1992      1993(1)      1994       1994       1995
                                                -------    -------    -------    -------    --------   --------    -------
Selected Statement of Operations Data:
  Net sales (2) ..............................  $83,957    $66,914    $70,897    $69,099    $77,145    $ 17,639    $22,316
  Costs of goods sold ........................   62,845     48,103     50,212     47,485     52,418      11,773     15,192
  Gross profit ...............................   21,112     18,811     20,685     21,614     24,727       5,866      7,124
  Operating expenses: ..........................
    Selling, general and administrative  .....   12,184     13,040     13,829     12,805     15,128       3,739      4,344
    Engineering, research and development ....    3,903      3,343      3,784      3,424      3,932         984      1,043
  Operating income ...........................    5,025      2,428      3,072      5,385      5,667       1,143      1,737
  Interest expense ...........................    3,358      2,921      2,564      2,420      1,267         392        273
  Other expense (income) (3) .................      336        378       (389)       420        670         114        194
  Income (loss) before income taxes and
    extraordinary item .......................    1,331       (871)       897      2,545      3,730         637      1,270
  Income tax expense (4) .....................      587        --          13        129        116          22         40
  Income (loss) from continuing operations ...      744       (871)       884      2,416      3,614         615      1,230
  Extraordinary items and loss from
    discontinued operations (5) ..............      270        --         --         --        (389)       (389)        --
  Net income (loss) ..........................    1,014       (871)       884      2,416      3,225         226      1,230
  Dividends on preferred stock ................      --         --          --        --        577         106        143
  Net income (loss) applicable to common stock  $ 1,014    $  (871)   $   884    $ 2,416    $ 2,648    $    120    $ 1,087
Selected Per Share Data:
  Income (loss) from continuing operations  ..  $  0.12    $ (0.15)   $  0.13    $  0.35    $  0.42    $   0.07    $  0.15
  Extraordinary items and loss from
  discontinued operations (4).................     0.05         --         --         --      (0.05)      (0.05)        --
Net income (loss) per common share ...........  $  0.17    $ (0.15)   $  0.13    $  0.35    $  0.37    $   0.02    $  0.15
Weighted average common shares outstanding  ..    5,984      5,964      6,738      6,935      7,231       7,247      7,216



                                                           Year Ended December 31,
                                               --------------------------------------------------     April 2,
                                                 1990     1991       1992       1993       1994        1995
                                               -------   -------    -------    -------    -------    --------
Selected Balance Sheet Data:
Working capital .............................  $ 8,499   $13,927    $12,404    $14,943    $11,631    $12,282
Total assets ................................   44,163    41,412     41,747     44,803     42,260     43,729
Long-term debt, excluding current maturities    16,819    22,866     21,072     18,943      4,737      3,988
Preferred stockholders' equity ..............       --        --         --         --      7,500      7,500
Common stockholders' equity..................    6,994     6,343      7,511     10,750     13,543     14,795


(1) Net income per common share and weighted average number of common shares outstanding were $0.34 and 7,158,000, respectively, on a fully diluted basis. There was no differance in primary and fully diluted share data in any other year presented.

(2) Amounts  for  1990,   1991,  and  1992  include  revenues  of  approximately
    $13,790,000,  $11,183,000, and $6,474,000,  respectively, from a residential telephone product line which was sold in July 1992.

(3) Includes $791,000 related to a gain on the sale of a residential telephone product line in 1992 (see note 1 above).

(4) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Income Tax Loss Carryforwards."

(5) Reflects in 1990, a loss from discontinued operations of $251,000 and a benefit of $521,000 from the utilization of operating loss carryforwards (($.04) and $.09 per share, respectively), and in 1994, the write-off of debt issuance costs of $389,000.

                                10

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the Selected Historical Financial Data and the Company's Consolidated Financial Statements and Notes.


Results of Operations

   The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales:


                                                                                    Quarter Ended
                                                    Year Ended December 31,       April 3,  April 2,
                                                  --------------------------      ------------------
                                                    1992      1993      1994       1994      1995
                                                  ------    ------    ------      ------    -------
Net sales .....................................   100.0%    100.0%    100.0%       100.0%    100.0%
Cost of goods sold ............................    70.8      68.7      67.9         66.7      68.1
Gross profit ..................................    29.2      31.3      32.1         33.3      31.9
Selling, general & administrative .............    19.5      18.5      19.6         21.2      19.5
Engineering, research and development  ........     5.3       5.0       5.1          5.6       4.7
Operating income ..............................     4.3       7.8       7.3          6.5       7.8
Interest expense ..............................     3.6       3.5       1.6          2.2       1.2
Other expense (income) ........................    (0.5)      0.6       0.9          0.6       0.9
Income tax expense ............................     0.0       0.2       0.2          0.1       0.2
Extraordinary item, write-off of debt issuance
cost ..........................................      --        --       0.5          2.2        --
Net income ....................................     1.2       3.5       4.2          1.3       5.5
Preferred dividends ...........................      --        --       0.7          0.6       0.6
Net income applicable to common stock  ........     1.2       3.5       3.4          0.7       4.9


Note: Numbers may not add due to rounding.

Quarter Ended April 2, 1995 Compared with Quarter Ended April 3, 1994


   Net sales in the first quarter of 1995 increased 26.5% to $22,316,000, compared with $17,639,000 in the first quarter of 1994. The increase in net sales was due primarily to the increase in sales of newer product lines, such as the DXP and Impact digital systems. In addition, net sales from custom manufacturing for other companies increased to $2,020,000, compared with $256,000 in the first quarter of 1994.

   Gross profit in the first quarter of 1995 increased 21.4% to $7,124,000, compared with $5,866,000 in the first quarter of 1994. However, gross margin decreased to 31.9% in the first quarter of 1995, compared with 33.3% in the first quarter of 1994. Although the Company's sales of higher margin products, such as DXP and Impact digital systems, increased during the first quarter of 1995 as compared with the same period of 1994, the decrease in gross margin was due primarily to increased levels of lower margin custom manufacturing products. While increased levels of custom manufacturing have reduced gross margin, the Company anticipates continuing custom manufacturing in order to offset fixed costs associated with excess manufacturing capacity.

   Selling, general and administrative expenses in the first quarter of 1995 increased 16.2% to $4,344,000, compared with $3,739,000 in the first quarter of 1994. However, such expenses decreased as a percentage of net sales to 19.5% in the first quarter of 1995, compared with 21.2% in the first quarter of 1994. The expense increase was due primarily to (i) an increase in personnel associated with international sales, and development and marketing of CTI products, (ii) sales allowances associated with higher sales volume, and (iii) an increase in sales allowances attributed to an approximate 8.7% increase in the number of dealers. The decrease as a percentage of net sales was due primarily to predominantly fixed costs spread over increased sales.

   Engineering, research and development expenses in the first quarter of 1995 increased 6.0% to $1,043,000, compared with $984,000 in the first quarter of 1994. However, such expenses decreased as a percentage of net sales to 4.7% in the first quarter of 1995, compared with 5.6% in the first quarter of 1994 due to the higher rate of growth of net sales. The increase was due primarily to higher expenditures to support ongoing development and testing of the larger version of the DXP digital system which is expected to provide for larger installations while still utilizing the DXP operating system.

   Operating income in the first quarter of 1995 increased by 52.0% to $1,737,000, compared with $1,143,000 in the first quarter of 1994. Similarly, operating income increased as a percentage of net sales to 7.8% in the first quarter of 1995, compared with 6.5% in the first quarter of 1994.

   Interest expense in the first quarter of 1995 decreased 30.4% to $273,000, compared with $392,000 in the first quarter of 1994. This decrease was primarily due to the recapitalization, effective on February 1, 1994, that lowered the Company's debt and interest rate. See Note 5 of Notes to Consolidated Financial Statements.

   Other expense in the first quarter of 1995 increased 70.2% to $194,000, compared with $114,000 in the first quarter of 1994. Similarly, other expense increased as a percentage of net sales to 0.9% for the first quarter of 1995, compared with 0.6% in the first quarter of 1994. The increase of other expense as a percentage of net sales was due primarily to higher cash discounts which were a result of higher sales. In addition, reduction of interest income from a note issued to the Company in connection with the sale of the residential telephone product line in 1992 contributed to the increase in other expense.

   Income tax expense in the first quarter of 1995 was $40,000, compared with $22,000 in the first quarter of 1994. The Company's income tax expense would have been higher, but such taxes were reduced by the utilization of operating loss carryforwards.

   Extraordinary item, write-off of debt issuance cost in the first quarter of 1994 of $389,000 represents debt restructuring costs that were written off in connection with the refinancing of the Company's indebtedness to PacifiCorp Credit Inc., ("PCI"), an affiliate of the Company.

   Dividends on preferred stock represent quarterly dividends payable to PCI as holder of the Series A 7 1/2 % Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock"). Dividends increased to $143,000 in the first quarter of 1995, compared with $106,000 in the same period of 1994 due to the Company's paying dividends for a full quarter in 1995, compared with only two months in the first quarter in 1994.

   As a result of the foregoing factors, net income applicable to common stock before extraordinary item increased 113.6% to $1,087,000 in the first quarter of 1995, compared with $509,000 in the first quarter of 1994.

1994 Compared with 1993


   Net sales in 1994 increased 11.6% to $77,145,000, compared with $69,099,000 in 1993. This increase was due primarily to increased sales of $6,974,000 of business systems. The continual increase in sales of telephone systems was due primarily to the demand for the Company's newer digital telephone systems, DXP and Impact. In addition, net sales from custom manufacturing increased by $1,684,000, or 188.4%, compared with 1993.

   Gross  profit  in  1994  increased  14.4%  to   $24,727,000,   compared  with
$21,614,000 in 1993. Similarly, gross margin increased to 32.1% in 1994, compared with 31.3% in 1993. This increase in gross margin was attributable primarily to increased sales of higher margin products, such as DXP and Impact.

   Selling,  general  and  administrative  expenses in 1994  increased  18.1% to
$15,128,000, compared with $12,805,000 in 1993. Similarly, such expenses increased as a percentage of net sales to 19.6% in 1994 from 18.5% in 1993. The primary reasons for the increase were: (i) additional sales allowances associated with the higher sales volume in 1994, (ii) increased sales allowances attributed to an approximate 12.4% increase in the number of dealers, (iii) increased personnel and associated expenses for customer support and training, and (iv) a full year of operation of the Company's Comdial Enterprise Systems, Inc. ("CES"), a wholly-owned subsidiary formed in 1993 to manage CTI product development, sales, and marketing. Costs relating to CES were $546,000 higher in 1994 compared with 1993.

   Engineering, research and development expenses in 1994 increased 14.8% to $3,932,000, compared with $3,424,000 in 1993. Similarly, engineering, research and development expenses increased as a percentage of net sales to 5.1% in 1994 from 5.0% in 1993. The increase was due primarily to expenditures to support development of the larger version of the DXP digital system which is expected to provide for larger installations while still utilizing the operating system of the DXP and expenditures for the Company's Unisyn business system.

   Operating income in 1994 increased 5.2% to $5,667,000, compared with $5,385,000 in 1993. However, operating income decreased as a percentage of net sales to 7.3% in 1994 from 7.8% in 1993.

   Interest expense in 1994 decreased 47.6% to $1,267,000, compared with $2,420,000 in 1993. Similarly, interest expense decreased as a percentage of net sales to 1.6% in 1994 from 3.5% in 1993. This decrease was due primarily to the Company's recapitalization, on February 1, 1994, that lowered the Company's debt and interest rate.

   Other expense in 1994 increased 59.5% to $670,000, compared with $420,000 in 1993. Similarly, other expense increased as a percentage of net sales to 0.9% in 1994, compared with 0.6% in 1993. The increase in other expense as a percentage of net sales was due primarily to higher cash discounts which were a direct result of higher sales. In addition, the reduction of interest income was due primarily to the Company's repayment of debt under its revolving credit facility.

   Income tax expense in 1994 was $116,000, compared with $129,000 in 1993. The Company's income tax expense would have been higher, but such taxes were reduced by the utilization of operating loss carryforwards.

   Extraordinary item, write-off of debt issuance cost in 1994 of $389,000, or 0.5% of net sales, represents debt restructuring costs.

   Dividends on preferred stock represent quarterly dividends payable to the holder of Series A Preferred Stock. The Company issued 850,000 shares of Series A Preferred Stock to PCI on February 1, 1994, in exchange for the cancellation of $8,500,000 of the Company's indebtedness. The Company redeemed 100,000 shares of Series A Preferred Stock from PCI in December 1994. Dividends in 1994 totaled $577,000.

   As a result of the foregoing, net income applicable to common stock before extraordinary item increased 25.7% to $3,037,000 in 1994, compared with $2,416,000 in 1993.


1993 Compared with 1992

   Net sales in 1993 decreased by 2.5% to $69,099,000, compared with $70,897,000 in 1992. This decrease was primarily due to the sale of the residential telephone product line during 1992 which accounted for $6,474,000, or 9.1%, of 1992 net sales. Sales of continuing product lines increased 7.3% from 1992 to 1993. Sales of other products in 1993 decreased by $1,809,000, or 22%, compared with 1992 levels. This was offset by increased sales of $6,926,000, or 13%, of business system products. This increase in sales of business system products was largely attributable to the introduction of the Company's Impact telephone system in the fourth quarter of 1992.

   Gross profit in 1993 increased 4.5% to $21,614,000, compared with $20,685,000 in 1992. Similarly, gross margin increased to 31.3% in 1993, compared with 29.2% in 1992. This increase in gross margin was primarily attributable to increased sales of higher margin business system products, such as Impact and DXP.

   Selling, general and administrative expenses in 1993 decreased 7.4% to $12,805,000, compared with $13,829,000 in 1992. Similarly, selling, general and administrative expenses decreased as a percentage of net sales to 18.5% in 1993 from 19.5% in 1992. The reduction in selling, general and administrative expenses was due principally to the continuing favorable impact in 1993 of the workforce reduction in 1992. Costs relating to the Company's commitment to expanding its international business were higher in 1993 by $256,000. In addition, expenses arising from operations of CES, which was formed in 1993, were $265,000.

   Engineering, research and development expenses in 1993 decreased 9.5% to $3,424,000, compared with $3,784,000 in 1992. Similarly, engineering, research and development expenses decreased as a percentage of net sales to 5.0% in 1993 from 5.3% in 1992. This decrease was due primarily to the continuing favorable impact in 1993 of the workforce reduction in 1992.

   Operating income for 1993 increased by 75.3% to $5,385,000, compared with $3,072,000 in 1992. Similarly, operating income increased as a percentage of net sales to 7.8% in 1993, compared with 4.3% in 1992.

   Interest expense in 1993 decreased 5.6% to $2,420,000, compared with $2,564,000 in 1992. Similarly, interest expense decreased as a percentage of net sales to 3.5% in 1993 from 3.6% in 1992. Interest expense decreased primarily due to additional reduction of the Company's indebtedness.

   Other expense in 1993 increased to $420,000, compared with income of $389,000 in 1992. The Company had income in 1992 from the realized net gain of $791,000 from the sale of the residential telephone product line.

   Income tax expense in 1993 was $129,000, compared with $13,000 in 1992. The Company's income tax expense would have been higher, but such taxes were reduced by the utilization of operating loss carryforwards.

   As a result of the foregoing, net income applicable to common stock increased 173.3% to $2,416,000 in 1993, compared with $884,000 in 1992. This increase was attributable primarily to cost reductions implemented by management in 1992.

Liquidity and Capital Resources

   Prior to February 1, 1994, the Company was indebted to an affiliate of PCI in the amount of $21,209,453. In connection with a recapitalization effected on February 1, 1994, the Company issued 850,000 shares of a newly designated Series A Preferred Stock in exchange for the cancellation of $8,500,000 of the Company's indebtedness to PCI. See "Description of Capital Stock -- Series A Preferred Stock." The remainder of the Company's indebtedness to PCI was paid using $6,000,000 of cash generated from operations and $6,709,453 of cash borrowed from Shawmut Capital Corporation ("Shawmut"), formerly known as Barclays Business Credit, Inc., pursuant to a loan and security agreement (the "Loan Agreement") between Shawmut and the Company, under which Shawmut provided a $6,000,000 term loan and a $9,000,000 revolving credit facility to the Company.

   On April 29, 1994, the Loan Agreement was amended and Shawmut issued a second term note to the Company in the amount of $1,300,000 to finance the purchase of additional surface mount technology equipment. Furthermore, in December 1994, the Company redeemed 100,000 shares of the Series A Preferred Stock using the proceeds from the repayment of a $1,000,000 note issued by the Company to Cortelco International, Inc., in connection with the sale of the residential telephone product line in 1992.

   Pursuant to the terms of the Loan Agreement, the $6,000,000 term note and the $1,300,000 term note have an interest rate equal to 1 1/2 % above Shawmut's prime rate. The $6,000,000 term note is payable in 24 equal monthly principal installments of $125,000, and 23 equal monthly principal installments of $83,334, with the balance due on February 1, 1998. The $1,300,000 term note is payable in 44 equal monthly installments of $27,000, with the balance due on February 1, 1998. The revolving credit facility has an interest rate of 1% above Shawmut's prime rate. As of June 26, 1995, the Company had borrowed approximately $1,752,802 under the revolving credit facility and had approximately $5,503,636 of additional borrowing capacity. See Note 5 of Notes to Consolidated Financial Statements. The Company expects to fund its 1995 total debt payments of $1,824,000 owed to Shawmut with cash from operations.

   The Company's indebtedness under the Loan Agreement is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and all other assets. The Loan Agreement also contains financial covenants requiring the Company to maintain specified levels of consolidated tangible net worth, profitability, debt service ratio, and current ratio. In addition, the Loan Agreement limits the Company's ability to make additional borrowings and pay dividends except those permitted on the Series A Preferred Stock. As of December 31, 1994 and April 2, 1995, the Company was in compliance with all of the covenants.

   Overall, the recapitalization including the issuance of the Series A Preferred Stock, has resulted in increased net income and cash flow due to the Company's incurring lower interest expenses and has improved the Company's balance sheet by reducing debt and increasing equity. In particular, cash and cash equivalents decreased by $3,795,000 from December 31, 1993 to December 31, 1994 due to the payment of $6,000,000 to reduce the PCI indebtedness and the use of the revolver to fund operations. Current maturities on debt decreased by $1,786,000 from December 31, 1993 to December 31, 1994. The Company plans to use a substantial portion of the net proceeds from the sales of shares offerred hereby to redeem the remaining 750,000 shares of Series A Preferred Stock. See "Use of Proceeds."

   Working capital increased in the first quarter of 1995 by $651,000 due primarily to the increase in accounts receivable and inventory which relates to the increase in sales during this period. Working capital decreased during 1994 by $3,312,000 due primarily to a $3,795,000 reduction in cash and cash equivalents.

   Capital expenditures in the first quarter of 1995 and fiscal year 1994 were $585,000 and $2,367,000, respectively. Capital additions in 1994 were provided by funds from operations, capital leasing, and borrowing from Shawmut. Cash expenditures for capital additions in 1994, 1993, and 1992 were $2,116,000, $848,000, and $1,776,000, respectively. The Company anticipates spending approximately $3,000,000 on capital expenditures during 1995 which include equipment for manufacturing and technology.

   The Company expects sales of telephone systems to continue to grow in 1995, primarily due to the development of new products, strategic alliances, and the development of additional international distribution channels. In addition, the Company expects sales of its digital products, such as DXP and Impact, to increase in 1995.

   The Company believes that as a result of the improved capital structure resulting from the repurchase of the Series A Preferred Stock from PCI and the elimination of the dividend payments payable on such Series A Preferred Stock, income from operations, amounts available from the Company's current credit facilities and the net proceeds from the sale of the shares offered by the Company hereby will be sufficient to meet the Company's needs for the forseeable future.


   In November 1992, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers Accounting for Postemployment Benefits." The Company implemented this standard in 1994. This standard had no material effect on earnings or financial position primarily due to the Company's policies regarding postemployment benefits.

Income Tax Loss Carryforwards


   On January 1, 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.


   At December 31, 1994, the Company had approximately $72,336,000 and $3,027,000 in Federal net operating loss and credit carryovers which will expire if unused. The Company provided as of December 31, 1994, a valuation allowance to fully reserve the net deferred tax assets related to such carryovers due to the uncertainty as to whether the Company would generate taxable income during the carryforward period.

   The Company continually evaluates the requirements for a valuation allowance and makes adjustments to such allowance when circumstances result in changes in its estimate of its ability to realize its deferred tax assets. During the second quarter of the year ending December 31, 1995, the Company expects to reduce the valuation allowance because at this point in time it appears more likely than not that the Company will be able to utilize approximately
$13,000,000 of the net operating loss carryforwards prior to their expiration. This will result in an increase in net income of approximately $4,500,000 for the quarter ending July 2, 1995.


   If the Company undergoes an "ownership change" within the meaning of Section 382 of the Internal Revenue Code, the Company's right to use its then existing NOLs is limited during each future year to a percentage of the fair market value of the Company's stock immediately before the ownership change. In general, there is an ownership change under Section 382 if over a three-year period certain stockholders increase their percentage ownership change of a corporation by more than 50 percent. The amount of net operating loss carryforwards expected to be utilized resulting in the reduction of the valuation allowance of $4,500,000 assumes an ownership change will take place.

                                    BUSINESS


   The Company designs, manufactures, and markets small to medium sized business telecommunications systems which support up to approximately 200 telephones. The Company believes that it is a leading supplier to this market, with an installed base estimated to be in excess of 200,000 telephone systems and 2,000,000 telephones. The Company's products include digital and analog telephone switches and telephones, as well as a wide range of product enhancements to the Company's telephone systems. The Company's recent growth has occurred principally as a result of digital telephone systems introduced by the Company since 1992. These digital products provide end users with the ability to utilize evolving telecommunications technologies, including those arising from the convergence of telephone systems and computers, or computer-telephony integration ("CTI").

Industry Background


   In recent years, advances in telecommunications have facilitated the development of technologically advanced telephone systems and applications. Spurred by the significant deregulation of the telephone industry that began in the 1970s, electronic telephone systems began displacing the traditional electromechanical telephones that had served as the basic office telephone system since the 1930s. New telephone applications are being introduced continuously, permitting business users to improve communications within their organizations and with customers by using conference calls, speakerphones, voice mail, automated attendant, and voice processing applications, such as speech recognition.

   A telephone system consists of a telephone switch that routes calls among individual telephones on the system and telephones that are connected to the switch via internal telephone lines. Systems are typically described in terms of the number of telephones connected to the switch. In the case of flexibly configured systems, the system is described in terms of the total number of ports, which can be connected to an outside line, a telephone, fax machine, or other communications device.

   Until recently, most telephone systems were "analog," transmitting voice information in a continuous wave form that is "analogous" to the original voice signal. Analog transmission is acceptable for most voice requirements, but is not as efficient for data or video transmission. Analog transmission is subject to attenuation, or the continual degradation of transmission quality as the distance between sender and receiver increases. In addition, ambient noises can be picked up and transmitted along with the original voice transmission, leading to garbled communications.

   By the late 1980s, digital telephone systems were available for commercial use. The digitization of voice, data, and video is a general trend in the telecommunications industry, whereby such forms of communication are converted into binary pulses (0 and 1) that may be stored or transmitted. Within a fully digital system, the signals are reproduced precisely with minimal degradation of quality. Digital systems generally offer customers more features, provide greater voice clarity, offer potential cost savings through the use of low-cost, high-capacity T-1 transmission lines from telecommunication service providers, enable improved video and data transmission, and offer superior platforms for future features. Businesses with digital systems are better positioned to take advantage of new features.

   While some manufacturers have ceased producing analog systems altogether, the Company offers a broad line of systems utilizing both analog and digital technologies. The Company believes that current industry shipments are approximately half digital, with the digital share growing rapidly. In addition, the installed telephone system base remains predominantly analog, thereby providing significant opportunities for manufacturers who continue to produce analog systems. Such systems are purchased by end users wishing to install new analog systems due to price considerations or to expand existing systems.

   A recent major industry advancement is the development of CTI. CTI applications merge the power of modern telephone systems with that of computers to provide integrated solutions to broad communications problems, such as proper queuing in call communications centers, and specific vertical market applications (such as the real estate, law firm and food service markets). As an example, an emergency dispatch system may use caller identification technology in conjunction with other databases in order to access information such as the street address and profile of the emergency caller which is displayed on the dispatcher's computer. Dispatchers can send help quickly to the correct address and provide the information needed to respond appropriately to the situation. The growing industry and user interest in CTI has added a new dimension to the business telecommunications market. In addition to the proprietary products offered by the Company and others, the acceptance of industry standards now makes it possible for independent software developers to market applications software geared toward solving or simplifying a myriad of common business communications problems.


   Initially, the implementation of CTI was limited to specialized applications written to the proprietary interfaces of individual switch makers. This yielded a small number of expensive products. The broad acceptance of de facto standards from Novell, Inc. ("Novell") and Microsoft Corporation ("Microsoft") now makes it possible to implement CTI on a much broader scale and at a substantially lower cost. In a local area network ("LAN") environment, Novell provides software instructions (service provider interfaces or "SPIs") to telephone system manufacturers committed to producing the connectivity software and hardware required to communicate with the telephony server. The telephone switch effectively becomes another node on a client server network.

   For  users  who  are not on a  network,  the  desktop  approach  promoted  by
Microsoft is an alternative solution. In this case, telephone system manufacturers design special software links to Microsoft's SPI. Telephony software is optionally available on current Windows operating systems and is expected to be standard on Windows 95.

   Until the late 1980s, all small and medium sized telephone systems were "closed." If users wished to add new capabilities to their telephone systems, they were restricted to whatever the system manufacturer chose to offer. One of the most significant developments in recent years is the introduction of "open" systems that permit users to customize their telephone system by adding those applications packages suitable to their communications needs. Open systems provide an open application interface ("OAI") through which a telephone system can be linked to a computer. The computer can then command the telephone system to perform certain functions, such as to answer, hold, delay, or transfer telephone calls. The OAI is different for each switch manufacturer and useful only if a software developer kit ("SDK") is also provided to third parties by the switch manufacturers.

   Because of the technological advances that have arisen due to digitization and open systems, more flexible and useful telephone applications are being developed to solve current communications problems. For example, a decade of downsizing and corporate cost cutting has produced a large number of small businesses and work-at-home employees. The industry estimates that nearly 30 million people work at least part-time out of their homes. This has created a large market for small telephone systems, personal computers, fax machines, modems, and other devices required by home offices. These users need products that can better integrate voice and data at the desktop level.


   Changes in the telecommunications industry extend to the international market as well. Developing countries recognize that advanced telecommunications systems and networks are essential to attract foreign investment and stimulate local economies. In some countries, people must wait several years for basic dial tone service. There is a large, ready demand for delivery systems that can provide basic service in short time frames and at economical prices. Among developed nations, there is a sustained trend toward privatization of government telecommunications monopolies in favor of competition at all levels. The Company, with much experience working in a competitive environment, is well positioned to take advantage of these opportunities.

Strategy


   The Company is pursuing three fundamental business strategies: (i) maintaining a leadership position in its core business of delivering advanced telecommunications systems to the U.S. domestic market through wholesale supply house distribution channels, (ii) achieving growth through expansion into international markets, and (iii) being a leader in the emerging market for systems solutions based on CTI. The Company seeks to support these strategies through the following approaches.

Maintaining a Broad and Efficient Distribution Network


   The Company distributes its products through a network of approximately 7,400 independent dealers, of which approximately 1,400 have written contractual arrangements with the Company. This network enables the Company to achieve broad geographic penetration, as well as access to some of the fastest growing markets in the country. The Company's distribution network centers around a key group of wholesale supply houses, through which the Company's products are made available to dealers. These dealers market the Company's products to small to medium sized organizations and divisions of larger organizations. The Company's strategy enables it to virtually eliminate bad debt exposure and minimize administration, credit checking, and sales expenses, as well as finished goods inventory levels. Wholesale supply houses in turn are able to sell related products such as cable, connectors, and installation tools. Dealers have the benefits of competitive sourcing and reduced inventory carrying costs.


Targeting Small to Medium Sized Organizations

   The Company has traditionally focused on organizations requiring small to medium sized telecommunications systems, which the Company believes represents about six million establishments in the United States, according to U.S. government statistics. The Company's products offer this market many of the features previously available only in large, proprietary systems that were often not as affordable to this market.

Offering a Broad Range of Products


   The Company currently offers digital and analog business telephone systems, along with a variety of enhancements to the Company's products, CTI applications, and several other products. Due to the fact that the software is designed to be compatible with most of the Company's telephones, end users are able to enhance and upgrade their systems without having to replace their telephone equipment. The Company believes that this broad range of products allows dealers to meet differing price and feature requirements. The Company continuously strives to introduce new products to meet the needs of a changing market.

Developing Strategic Alliances


   The Company has developed strategic alliances with several other companies, in order to build on the strengths of these companies and bring the best possible products to the market at a lower cost. For example, pursuant to strategic alliances, the Company has developed the Tracker on-site integrated paging system with Motorola, Inc. ("Motorola") as well as the Scout wireless multi-line telephone which supports features of the Company's systems with Uniden America Corporation ("Uniden"). In addition, the Company has joined with Active Voice Corporation ("Active Voice") for the Company's ExecuMail system and with Novell for the Company's Enterprise for Telephony Services.

Pursuing International Opportunities


   The Company chooses its international markets carefully, with a preference for emerging yet stable economies with technical standards close to those of North America (to minimize costly redesigns), and an open and competitive telecommunications marketplace. In 1994, international sales were approximately $2.7 million, including sales to Canada, Latin America, the Middle East, and South Africa. The Company has entered into a licensing and original equipment manufacturer ("OEM") relationship with Corporate Telephone Systems (Proprietary) Limited ("Teleboss"), a major South African telecommunications manufacturer and dealer, pursuant to which Teleboss is serving as a distributor of specified products made by the Company, and has a license from the Company to manufacture certain subassemblies used in those products.

Computer -- Telephony Applications

   The Company is addressing the CTI opportunity on several fronts. The Company believes that the essential ingredients for successful CTI include (i) "open" telephone systems, such as the Company's DXP, (ii) communication links between the telephone system and computer or computer network, (iii) a telephony server (if integration is over a LAN), and (iv) applications software.

   The Company believes that in order to maximize profitability in the emerging markets for CTI, it must create the applications software for promising vertical markets and small businesses, such as real estate, legal, and retail. The Company's strategy is to develop applications for these vertical markets using capabilities already available such as screen pops, directory dialing from an existing data base, facsimile transmission from the desktop personal computer ("PC"), and unified messaging displays.

Promoting Industry Accepted Interface Standards

   In order to integrate computers and telecommunications equipment, several standards have been developed. The Company was among the first telephone manufacturing companies to commit to the Novell standard, called Telephony Services Application Programming Interface ("TSAPI"). The TSAPI standard provides a stable platform for a Novell NetWare Network to integrate with the features and functionality of a telephone switch. This standard also allows third-party developers to write applications in a non-proprietary environment, rather than using a specific system vendor's SDK, thus decreasing development time and application investment costs. The Company also has demonstrated a prototype working interface card to support Microsoft's Telephony Application Programming Interface ("TAPI") standard that allows users to control any of the Company's digital telephone systems through their PC and access special telephony applications now being developed for desktop PC users.

Developing of Open Application Interface

   The Company believes that OAI provides many advantages to systems developers including reducing the time needed to develop new products and providing access to a variety of applications from third-party vendors. Some manufacturers charge high prices for the interface and software development kit. While this has retarded growth of CTI applications, prices are now coming down. The Company was the second manufacturer to equip a small to medium sized system with an OAI, and the first to offer the interface link and SDK essentially for free.

Products


   The Company offers a variety of telephone systems, including digital systems, analog systems, enhancements to the Company's products, CTI applications, and other products.

Digital Systems


   DXP is a digital switch, introduced in 1992, that is compatible with virtually all of the Company's analog and digital telephones. This compatability allows the Company and its dealers to target larger end users while using the same telephones as those used in the Company's smaller systems. Currently, the DXP provides customers with an affordable system that can be expanded to support up to 224 ports that can be configured as incoming lines or telephones. The DXP has more call processing features than smaller systems, including automatic route selection and an optional PC-based attendant position. The DXP may be linked to various CTI applications using the Company's Enterprise SDK, which allows external PC-based software packages to manage the DXP for any number of specialized applications. Properly designed digital telephone systems, such as the Company's DXP, are also directly compatible with T-1 service lines from telecommunications service providers. A T-1 line is a digital service line that is equivalent to 24 voice channels or can transmit data at 1.5 megabits per second. The Company is currently testing an even larger version of the DXP to be introduced in the second half of 1995.

   Impact digital telephone systems were introduced in November 1992, and support up to 24 lines and 48 telephones. This system includes a digital switch and Impact digital telephones which offer a variety of features, including an interactive liquid crystal display ("LCD"), programmable feature keys, three color lighted status indicators, and a subdued off-hook voice announce for receiving intercom calls while on a telephone call.


   DigiTech digital systems were introduced in January 1991 with switches and telephones designed for the business market supporting up to 24 lines and 48 telephones. DigiTech offers automatic set relocation, remote programming, a replaceable software cartridge, and other sophisticated features.

Analog Systems


   Unisyn is an analog telephone system, introduced in 1994, designed to offer advanced features to very small organizations. Two models are offered, one of which supports up to three lines and eight telephones, and the other which supports up to six lines and 16 telephones. Display model telephones offer interactive function keys to simplify feature access. Another capability of Unisyn is its optional compatibility with standard interface analog devices, such as single line telephones, fax machines, and modems.

   ExecuTech 2000 Unitized Expandable Hybrid Systems are analog systems, introduced in 1989, the largest base system of which supports up to 16 lines and 32 telephones. The addition of expansion modules allows end users to increase capacity to a maximum combination of 80 lines and telephones. These systems provide subdued off-hook voice announce, built-in battery backup interface, integrated call costing, and many other features.


   ExecuTech XE Key Systems are analog telephone systems, introduced in 1989, that support up to 10 lines and 24 telephones. All systems support the same family of full-featured telephones. The switch is unitized, or a closed, self-contained unit, making the ExecuTech XE system economical to manufacture, easy to install, and beneficial to end users who do not have to buy additional components to add features.


   ExecuTech II Hybrid products are analog telephone systems, introduced in 1986, consisting of models supporting up to 22 lines and 96 telephones. This line of systems supports economical ExecuTech single-line telephones and a variety of multi-line terminals including an LCD model.

   InnTouch is a line of four analog hospitality systems, the first of which was introduced in 1987, that support up to 22 lines and 128 telephones. These systems feature a front desk video display terminal, integrated call costing, and multi-featured room phones.

   Solo II is an analog telephone system, introduced in 1986, that is offered in three and four line models and provides a sophisticated set of features that are easy to program and cost effective.

Product Enhancements

   ExecuMail is an integrated voice processing system, introduced in 1990, for use with selected telephone systems offered by the Company. ExecuMail was developed in cooperation with Active Voice, and provides both voice mail and automated attendant service.


   Scout is the Company's first wireless multi-line telephone introduced in 1995 and developed in cooperation with Uniden, a major supplier of wireless communications products. This telephone allows users to roam freely within their business environments and still receive or place calls. Scout phones offer an LCD display, multi-line access, programmable keys, an intercom, and head-set convenience. The portable handset weighs only 8.5 ounces.


   Tracker is an on-site integrated paging system introduced in 1994 and developed in cooperation with Motorola. The purpose of the product is to help assure that calls are quickly and efficiently completed to individuals who are at work, but not always by their phones. Tracker, which operates on one of the Company's digital telephone systems, includes a Tracker base station and personal pagers equipped with an LCD. The personal pagers sound an alert or vibrate to notify users of incoming calls or important messages. A user can retrieve calls by going to the nearest Impact phone and dialing a special code that is displayed on the LCD. A valuable feature of Tracker is its compatability with related products manufactured by the Company.

CTI Applications


   Enterprise is the Company's OAI software developer's tool kit, introduced in 1993, used with the DXP system. Enterprise allows independent software developers to access the DXP system software using more than 100 commands to create unique applications for specific vertical markets, such as telemarketing groups, emergency services, call centers, taxi services, and multimedia centers. One of the initial OAI applications developed using Enterprise is an Enhanced 911 ("E911") emergency telephone system. Enterprise is a platform for the development of applications based upon the convergence of computer and telephony technologies.

   InnTouch DXP is a digital telephone system, introduced in 1994, designed for hospitality applications. The system consists of a DXP, Impact multi-line administration phones, single-line guest phones, and special hospitality software. The guest phones may be industry standard message waiting models or the Company's own HoTelephones. HoTelephones provide added functionality, including programmable keys and an auxiliary jack for modem connection. Standard system features include check-in/check-out, automatic wake-up calls, message waiting indication, call costing, maid status, and many other valuable hotel management features. The optional InnTouch processing monitor is linked to the DXP via the Company's proprietary Enterprise CTI link and provides full screen display of room, telephone and maid status. InnTouch serves hotel properties requiring up to 192 telephones. InnTouch was designed in cooperation with an independent software developer.

   QuickQ ACD is a digital telephone system, introduced in 1994, designed for call center use. The system consists of a DXP, Impact telephones, voice announcing equipment, special automatic call distribution software, and a PC. The QuickQ answers and distributes incoming calls rapidly and efficiently, helping to assure maximum call center productivity and superior customer response levels. Up to 96 reports are provided, detailing call volume and call center performance. The QuickQ ACD has a maximum capacity of 64 lines to support up to 48 telephones in use simultaneously. Like the InnTouch DXP, the QuickQ is a CTI product, based on the Company's Enterprise link to the DXP operating system. QuickQ was designed in cooperation with an independent software developer.

   E911 Systems are specially engineered telephone systems, introduced in 1994, for handling emergency ("911") telephone calls. The Company's systems deliver valuable information to emergency dispatchers using caller identification technology in conjunction with other databases in order to access information such as the street address and profile of the emergency caller. Dispatchers can send help swiftly to the correct address and provide information needed to respond appropriately to the situation. All calls are recorded for future reference, and operators can handle multiple calls without losing valuable information. The Company's E911 system makes extensive use of CTI. The Company contracts with municipal authorities for the purchase of the equipment.

   Enterprise for Telephony Services is a line of software and documentation products, introduced in 1995, used by dealers to integrate a DXP switch with Novell Netware based LANs. When installed in a network server, PC users on the LAN can command the DXP to perform telephony functions from their PCs and access special applications software. Several products are available to support up to 250 users.

Other Products


   HoTelephone, introduced in 1984, comes in a variety of models. In 1990, the Company added models with programmable soft keys and the "Take II" model that simulates two-line service. Specially designed for business travelers, the HoTelephone for motel and hotel guest rooms offers memory keys for one-button dialing of various services, plus a message waiting lamp, hold button, and built-in data jack for connecting portable computers and fax machines.

   Voice Express is a fully featured multi-function display telephone that was introduced in the early 1980s, with integrated speakerphone, autodial, and many standard features for use behind different types of switches. Voice Express may be optionally equipped with a two-line module or the user can add special six and ten button modules for use with older telephone equipment.


Sales and Marketing


   The Company has established an extensive two-tiered distribution network, whereby the Company sells its products to wholesale supply houses which in turn sell the Company's products to approximately 7,400 independent dealers.
International  sales  are  accomplished   through  a  network  of  international
distributors. These customers buy direct from Comdial, normally by letters of credit, and resell to end users or other dealers. With the exception of federal government sales, no products are distributed directly to end users.

   The Company distributes products to nine major wholesale supply houses, three of which each account for more than 10% of the Company's sales. These wholesale supply houses are Graybar Electric Company, Inc.("Graybar"), North Supply Company, Inc.("North Supply"), a subsidiary of Sprint Corporation, and ALLTEL Supply, Inc.("ALLTEL"), a subsidiary of ALLTEL Corporation, a stockholder of the Company, which in the aggregate in 1994 accounted for approximately 78% of the Company's sales. In 1994, sales to Graybar, North Supply and ALLTEL amounted to approximately $31.3 million (41% of net sales), $16.3 million (21% of net sales), and $12.4 million (16% of net sales), respectively.

   The Company has two classes of dealers, Preferred and Associate Dealers. Preferred Dealers generally have greater sales and technical skills, and are strongly committed to the Company's products. The Company offers an attractive incentive package for Preferred Dealers, including exclusive access to the Company's most popular and advanced products, cash rebates related to dealer purchase levels, cooperative advertising allowances and a measure of territorial protection. For example, special software is required to connect the Company's popular Impact telephones with DXP switches, which is not available from the wholesale supply houses, but rather sold and shipped exclusively to Preferred Dealers. Preferred Dealers have sales quotas, and the sales department monitors their performance against these targets. By contrast, Associate Dealers do not have quotas. They purchase Comdial products on an as-needed basis, and are rewarded through product rebates. The Company has approximately 7,400 independent dealers, of which approximately 1,400 have written contractual arrangements with the Company, divided almost equally between Preferred and Associate Dealers.

   The Company's sales organization seeks to recruit, train and support individual dealers to facilitate promotion and sale of the Company's products. Dealer and distributor sales are managed by 14 territory managers, organized into Western and Eastern regions. Each territory manager has a corresponding Inside Sales Representative. Field Sales Representatives concentrate on supporting Preferred Dealers and the distributors from whom they purchase. Within their respective territories, Field Sales Representatives are based in large cities and work out of home offices. There are also small sales teams focused on sales to the United States government and to international distributors.

   Each territory manager is responsible for recruiting new dealers and training and motivating existing dealers. Dealers are supported through telephone contact with Inside Sales Representatives, direct mail, and local product seminars often organized by distributors. To stimulate street level demand, Field Sales Representatives make joint sales calls with dealers to end users and train dealer sales personnel in product benefits. Product specialists in Charlottesville are available to help engineer complex configurations and solve technical problems. All sales personnel earn incentive income based on sales results.

   Advertising and public relations efforts are also directed to dealers through trade magazines such as Teleconnect and Computer-Telephony. Trade shows are a major element of the Company's marketing plans. The Company is always a major draw at the annual UNICOM and Computer-Telephony shows.


   CTI products are marketed somewhat differently. E911 systems are sold directly by dedicated sales personnel, with installation and maintenance performed by qualified dealers. Comdial brand software and bundled systems solutions are purchased through wholesale supply houses like the Company's other products. Third-party applications software can be purchased directly from the Company through the CT Direct catalog.

   The Company's dealers are primarily responsible for supporting end users who purchase the Company's products. The Company does, however, provide substantial technical support to its dealers at no additional cost to them. The Company maintains a technical support staff devoted to dealer support which is available on a toll free basis twelve hours per day with emergency service on weekends. The Company also generally provides a limited warranty on elements of its products, permitting factory returns within 24 months after sale. Although the Company does not offer maintenance contracts for its systems, dealers often independently sell maintenance contracts to end users.


   Because the Company's sales are made under short-term sales orders issued by customers on a month-to-month basis, rather than under long-term supply contracts, backlog is not material to an understanding of the Company's business.

Engineering, Research and Development


   The Company believes that it must continue to introduce new products and enhance existing products to maintain a competitive position in the marketplace. The Company's engineering department, working in collaboration with the marketing and manufacturing departments, is responsible for the design of these new products and enhancements. A significant amount of engineering expenditures are dedicated to new product development, with the balance used for cost reductions and performance enhancements to existing products. Early in 1993, the Company changed the responsibilities of its engineering staff to include both product development and support of a product through its entire life cycle. This requires engineers to perform multiple tasks in addition to research and development. Although research and development costs for the fiscal years ended 1994, 1993, and 1992 comprise the majority of engineering, research, and development costs, which were $3,932,000, $3,424,000, and $3,784,000, respectively, the Company is unable to segregate and quantify the amount of research and development costs from other engineering costs for such fiscal years.

   At this time, the Company's new product investments are heavily directed in three areas (i) expansion of its digital product line, (ii) extending OAI capability to a broader range of the Company's platforms, and (iii) "internationalization" of existing and new products. The efforts are not independent of each other. For example, a new digital system might be designed to provide an OAI and to be available in models compatible with the standards of the Company's prime international markets.

   The Company anticipates introducing a larger version of the DXP in the second half of 1995. This should extend the Company's ability to deliver CTI solutions to larger businesses. Field trials for this product began in May, 1995. Efforts are also underway to develop a smaller platform, or series of platforms, to deliver CTI solutions to smaller businesses. Another important design activity is the completion of special telephony cards supporting desktop CTI applications. The demand for these products is expected to grow, coincident with the release and anticipated broad market acceptance of Microsoft's Windows 95 operating system.

Manufacturing and Quality Control


   The  Company's  manufacturing  process  is  vertically  integrated,  and uses advanced automated assembly and test equipment and computer controlled sequencing machines. Beginning in 1991, the Company made further productivity improvements by employing surface mount technology ("SMT") in the production of predrilled printed wire boards ("PWBs"). Between 1992 and 1994, the Company further expanded SMT productivity. Components designed for SMT production are smaller, and allow for the placement of more components in the same surface area. In addition, the components are placed on the surface rather than through the surface which allows placement of components on both sides of the PWB. In most cases, this reduces the required number of PWBs and connectors, thereby providing a major improvement in quality and product reliability, a reduction in product cost, and an improvement in profit margins. The Company believes that approximately 10% of its costs are associated with labor expenses.

   The Company also manufactures injection molded plastic parts, fabricated metal parts, and other components. The Company's employees assemble completed PWBs, components, plastics, and other purchased or manufactured subassemblies into completed products. The Company has been able to utilize excess plant capacity by contracting with third-parties who use the Company's plastics molding equipment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   The Company attempts to monitor the quality of the manufacturing process. Individual assemblers and machine operators are trained to inspect subassemblies as the work passes through their respective areas. In addition, some automated production machines perform quality tests concurrently with assembly operations. The Company believes that this high level of automation and vertical integration improves quality, cost, and customer satisfaction. In 1994, the Company was certified by the International Organization for Standardization ("ISO") at the most rigorous ISO 9001 level, which rates systems and procedures for manufacturing, engineering, product design, and customer service.

Competition


   The market for the Company's products is highly competitive. The Company competes with approximately 20 companies, many of which, such as AT&T Corp., Northern Telecom Inc., and Toshiba Corp., have significantly greater financial, marketing and technical resources than the Company. Key competitive factors in the sale of telephone systems and related applications include performance, features, reliability, service and support, name recognition, distribution capability, and price. The Company believes that it competes favorably in its market with respect to the performance, features, and price of its systems, as well as the level of service and support that the Company provides. In marketing its telephone systems, the Company also emphasizes quality as evidenced by its ISO 9001 certification and high technology features. In addition, the Company competes with its competitors to attract and retain dealers for its products. The Company expects that competition will continue to be intense in the markets that it serves, and there can be no assurance that the Company will be able to continue to compete successfully in the marketplace or that the Company will be able to maintain its current dealer network.

Intellectual Property


   From time to time, the Company is subject to proceedings alleging infringement by the Company of intellectual property rights of others. Such proceedings could require the Company to expend significant sums in litigation, pay significant damages, develop non-infringing technology, or acquire licenses to the technology that is the subject of the asserted infringement, any of which could have a material adverse effect on the Company's business. Moreover, the Company relies upon copyright, trademark, and trade secret protection to protect the Company's proprietary rights in its products. There can be no assurance that these protections will be adequate to deter misappropriation of the Company's technologies or independent third-party development of similar technologies.


   Because the telecommunications manufacturing industry is characterized by rapid technological change with frequent new product and feature introductions, industry participants often find it necessary to develop products and features similar to those introduced by others, with incomplete knowledge of whether patent protection may have been applied for or may ultimately be obtained by competitors or others. The telecommunications manufacturing industry has historically witnessed numerous allegations of patent infringement and considerable related litigation among competitors. The Company itself has received claims of patent infringement from several parties which sometimes seek substantial sums, including certain competitors such as Phonometrics, Inc., which has since licensed patented technology to the Company. The Company has received several such claims from various patent holders, including a patent holder who has engaged in numerous other legal actions against parties other than the Company. Despite the Company's strong denial of any such alleged infringement, such patent holder has threatened to commence a lawsuit against the Company seeking substantial damages and other relief. Although the Company's investigation of some of these claims has been limited by the claims' lack of specificity, the limited availability of factual information and documentation related to the claims, and the expense of pursuing exhaustive patent reviews, the Company believes that its systems do not currently infringe valid patents of any such claimants. In response to prior infringement claims, the Company has pursued and obtained nonexclusive licenses entitling the Company to utilize certain fundamental patented functions that are widely licensed and used in the telecommunications manufacturing industry. These licenses expire upon expiration of the underlying patents.

   Although the Company believes that it currently owns or has adequate rights to utilize all material technologies relating to its products, as it continues to develop new products and features in the future, it anticipates that it may receive additional claims of patent infringement. Such claims could result in the Company's incurring substantial legal expenses and being required to obtain licenses, pay damages for infringement, or cease offering products that infringe such patents. There can be no assurance that a license for any such infringed technology would be available to the Company or, even if available, that the terms of any such license would be satisfactory.

Employees


   As of April 2, 1995, the Company had 801 full-time employees, of whom 572 were engaged in manufacturing, 103 in product development and support, 71 in sales, and 55 in general management and administration. The Company has never experienced a work stoppage and no employees are represented by labor unions. The Company believes that its employee relations are good.

Properties


   The Company designs, manufactures, and markets all of its products from a fully-integrated, approximately 500,000 square foot manufacturing facility on a 25 acre site located in Charlottesville, Virginia. All of the Company's operations and development are located at this facility, which the Company owns. The Company believes that its facilities are adequate for both the operation of its business as presently conducted and expansion in the foreseeable future.

   The Company's facilities are subject to a variety of federal, state, and local environmental protection laws and regulations, including provisions relating to the discharge of materials into the environment. The cost of compliance with such laws and regulations has not had a material adverse effect upon the Company's capital expenditures, earnings or competitive position, and it is not anticipated to have a material adverse effect in the future.

   In 1988, the Company voluntarily discontinued its use of a concrete underground hydraulic oil and chlorinated solvent storage tank. In conjunction therewith, nearby soil and groundwater contamination was noted. As a result, the Company developed a plan of remediation that was approved by the Virginia Water Control Board on January 31, 1989. The plan was later amended and approved by the Virginia Department of Environmental Quality, after which the Company commenced the remediation efforts required thereunder. In 1993, the Company provided a $45,000 reserve for the estimated cost to implement the remediation plan.

                               LEGAL PROCEEDINGS

   There are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company or any of its subsidiaries is a party or to which any of their property is the subject.

                                   MANAGEMENT

   The following table sets forth certain information regarding the Company's directors, executive officers and a key employee.


        Name               Age                  Position
        ----               ---                  --------
Officers and Directors
  William G. Mustain  ..   53    Chairman of the Board, President, and Chief
                                   Executive Officer
  Wayne R. Wilver ......   61    Senior Vice President, Chief Financial Officer,
                                   Treasurer, and Secretary
  Stephen C. Ayers  ....   40    Vice President, Sales and Marketing
  Joe D. Ford ..........   47    Vice President, Human Resources
  Keith J. Johnstone  ..   48    Vice President, Manufacturing
  Lawrence K. Tate  ....   52    Vice President, Quality
  Ove Villadsen ........   54    Vice President, Engineering
  A.M. Gleason .........   65    Director
  Michael C. Henderson     48    Director
  William E. Porter  ...   50    Director
  John W. Rosenblum  ...   51    Director
  Dianne C. Walker  ....   38    Director

Key Employee
  William C. Grover  ...   56    President, Comdial Enterprise Systems, Inc.



   The business experience, principal occupations and employment, as well as the periods of service, of each of the directors, executive officers and a key employee of the Company during at least the last five years are set forth below.


   William G. Mustain joined the Company as Vice President of Operations in June 1987 and assumed the position of President, Chief Executive Officer and Director in May 1989. In April 1995, Mr. Mustain became Chairman of the Board of Directors. Prior to joining the Company, Mr. Mustain was Vice President of Operations (Engineering and Manufacturing) for Norand Corporation, a manufacturer and marketer of mobile computing systems and premises based-wireless data communication networks, from 1983 to 1987 and held various engineering and manufacturing positions with General Electric Company from 1964 to 1983.


   Wayne R. Wilver joined the Company in July 1986 and has served in his present position as Senior Vice President, Chief Financial Officer, Treasurer, and Secretary since May 1989. Between 1983 and 1986, Mr. Wilver served as Vice President -- Finance and Business Management and Treasurer to the U.S. Committee for Energy Awareness. From 1955 to 1983, Mr. Wilver held various management positions with General Electric Company, including Chief Financial Executive of its Mobile Communications Business division.

   Stephen C. Ayers joined the Company in November 1988 as Vice President in charge of Sales and Marketing. Prior to that time, he held various sales management positions with BellSouth Communications Systems, Inc., a subsidiary of BellSouth, Inc.

   Keith J. Johnstone was elected Vice President in charge of Manufacturing for the Company in May 1990. He has been employed in various positions with the Company and its affiliates since 1980, including Director of Customer Service, Director of Materials, Director of Manufacturing Systems, and Plant Manager.

   Joe D. Ford was elected Vice President in charge of Human Resources in April 1995. Prior to his election, Mr. Ford served as the Company's Director of Human Resources. Mr. Ford joined Stromberg-

Carlson Telephone  Systems,  Inc., a division of General  Dynamics,  in 1979 and
joined  the  Company  when  it  acquired   Stromberg-Carlson's   Charlottesville
operations in October 1982.

   Lawrence K. Tate was elected Vice President in charge of Quality in November 1992. Between 1969 and 1982, he held various management positions, including
Vice President -- Manufacturing Operations, for Stromberg-Carlson Telephone Systems, Inc., which operated the Charlottesville manufacturing facility before the Company acquired it in October 1982.

   Ove Villadsen was elected Vice President in charge of Engineering in May 1989. Prior to that time, Mr. Villadsen served as Vice President of one of the Company's subsidiaries and has been employed in various management positions by the Company or its affiliates since 1980.


   A. M. Gleason retired in May 1995 as Vice Chairman and director of PacifiCorp, a diversified public utility. Prior to January 1994, Mr. Gleason was President and Chief Executive Officer of PacifiCorp. He is also a director of Tektronix, Inc., Blount, Inc., and Fred Meyer, Inc. Mr. Gleason has served as a director of the Company since 1981.


   Michael C. Henderson is President and Chief Executive Officer of PacifiCorp Holdings, Inc., a holding company which owns 87% of Pacific Telecom, Inc., and 100% of Pacific Generation Company and PacifiCorp Financial Services, Inc. He is also President and Chief Executive Officer of PacifiCorp Financial Services, Inc., a diversified financial services company, and served as Chairman of Pacific Generation Company, developer and operator of independent power projects. Prior to April 1993, Mr. Henderson was Vice President -- Community and Energy Services of PacifiCorp. Between April 1991 and April 1992, Mr. Henderson served as Senior Vice President -Portfolio Management of PacifiCorp Financial Services, Inc. ("PFS"), and in that capacity held various management positions in companies in which PFS held equity interests. From 1986 to 1990, Mr. Henderson served as Chief Executive Officer of Crescent Foods, Inc., and was President of Sound Strategies, a solely owned consulting firm from 1990 to 1991. Mr. Henderson serves as Chairman of the Board of Albina Community Bancorp. Mr. Henderson has served as a director of the Company since April 1995.


   William E. Porter is Vice President -- Project Future of Trigon Blue Cross Blue Shield (formerly Blue Cross Blue Shield of Virginia). Between 1992 and May 1994, Mr. Porter was a Vice President of the Integrated Systems Division of Century Technologies Corporation, a systems integration company. Between 1990 and 1992, Mr. Porter served as Deputy Chief of Staff for the Governor of the Commonwealth of Virginia and as Deputy Secretary of Commerce and Trade. He served as a director of the Metropolitan Washington Airports Authority between 1992 and 1994 and as a director of Virginia's Center for Innovative Technology in 1993. Mr. Porter has served as a director of the Company since July 1994.


   John W. Rosenblum is a Tayloe Murphy Professor of Business Administration and was Dean from 1983 to 1993 at the Darden Graduate School of Business
Administration at the University of Virginia. He is also a director of Chesapeake Corporation, Cadmus Communications Corp., T. Rowe Price Associates, and Cone Mills Corporation. Mr. Rosenblum has served as a director of the Company since 1992.

   Dianne C. Walker is an independent consultant. Prior to January 1995, she was a consultant to Bear Stearns & Co. Inc., an investment banking firm. Prior to August 1992, she was a consultant to and between April 1990 and July 1991, Vice President of Kidder Peabody & Co., Inc., an investment banking firm. Between 1988 and 1990, Ms. Walker was a consultant to Pacific Telecom, Inc., a telecommunications company and an affiliate of PCI and of the Company. She is also a director of Satellite Technology Management, Inc., Catalina Marketing Corporation, Arizona Public Service Company, and Microtest, Inc. Ms. Walker has served as a director of the Company since 1986.

   William C. Grover has been the President of CES, a wholly owned subsidiary of the Company which markets CTI hardware and software since August 1993. Prior to joining the Company, Mr. Grover was the Chief Executive Officer of a software database company after spending 17 years as an executive at Sperry Computer Systems, three years as Senior Vice President -- Sales and Marketing for Norand Corporation, and two years as President of Sequoia Systems.

                      PRINCIPAL AND SELLING STOCKHOLDERS


   The following table sets forth certain information as of June 12, 1995, and as adjusted to reflect the sale of 1,000,000 shares of Common Stock by the Company and 2,000,000 shares by the Selling Stockholder in this offering regarding the beneficial ownership of the Company's Common Stock by (i) all persons known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and officer of the Company, (iii) all directors and officers of the Company as a group and (iv) the Selling Stockholder. All information with respect to ownership by the Selling Stockholder has been furnished by the Selling Stockholder.



                                          Amount and                                      Percent of Outstanding
                                          Nature  of       Shares    Shares Owned           Stock   Owned(3)
                                          Beneficial       Being         After         Before                After
Name and Address of Beneficial Owner      Ownership(1)   Offered(2)   Offering(2)     Offering              Offering
- --------------------------------------    ---------     ---------      -------         -------               ------
PacifiCorp Credit, Inc. (4), (5) ......   2,907,169     2,000,000      907,169           41.1%               11.2%
 825 N. E. Multnomah Street Suite 775
 Portland, Oregon 97232-2152
ALLTEL Corporation (4).................     365,222           --       365,222            5.2%                4.5%
 One Allied Drive
 Little Rock, Arkansas 72202 ..........
Dimensional Fund Advisors, Inc. (4),
(6)....................................     367,233           --       367,233            5.2%                4.5%
 1299 Ocean Avenue, Suite 650
 Santa Monica, California 90401........
A. M. Gleason (7)......................      19,600           --        19,600                               **
Michael C. Henderson (8), (9)..........   2,910,503           --       910,503           41.1%               11.3%
William E. Porter (9)..................       6,666           --         6,666                               **
John W. Rosenblum (9)..................      13,333           --        13,333                               **
Dianne C. Walker (10)..................      16,700           --        16,700                               **
William G. Mustain ....................      41,895           --        41,895                               **
Wayne R. Wilver (11)...................      24,444           --        24,444                               **
Stephen C. Ayers (12) .................      13,222           --        13,222                               **
Joe D. Ford (13) ......................       1,711           --         1,711                               **
Keith J. Johnstone (14) ...............       6,845           --         6,845                               **
Lawrence K. Tate (15) .................      20,088           --        20,088                               **
Ove Villadsen (14) ....................       9,678           --         9,678                               **
All directors and officers as a group
(12 persons) (16) .....................   3,084,686           --     1,084,685           43.3%              13.3%


*   Less than one percent of the issued and outstanding shares of Common Stock.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is generally determined by voting power and/or investment power with respect to securities and accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as other securities as to which the owner has or has the right to acquire within 60 days after June 12, 1995. However, shares of Common Stock issuable upon conversion of shares of Series A 7 1/2 % Cumulative Convertible Redeemable Preferred Stock of the Company ("Series A Preferred Stock") have not been included in the table (see

                                29


    note 5). Except as indicated by footnote, and subject to community property laws where applicable, the Company believes that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Beneficial ownership may be disclaimed as to certain of the securities. For a description of the Series A Preferred Stock, See "Description of Capital Stock."

(2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to 450,000 shares of Common Stock from the Selling Stockholder. If such over-allotment option is exercised in full, the number of shares of Common Stock beneficially owned by the Selling Stockholder will be reduced to 457,169 or 5.7% of the total shares of Common Stock outstanding after the offering.

(3) Individual percentages have been rounded. Shares subject to outstanding stock options which the individual has the right to acquire within 60 days after June 12, 1995, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such individual, or any group including such individual, but are not deemed outstanding for the purpose of computing the percentage of the class owned by any other individual.

(4) Based on information filed with the Securities and Exchange Commission by the reporting person.

(5) Excludes 856,933 shares issuable upon the conversion of 750,000 shares Series A Preferred Stock held by PacifiCorp Credit, Inc. ("PCI"). Mr. Henderson, a director of the Company, is President and Chief Executive
    Officer of PacifiCorp Holdings, Inc., an affiliate of PCI. Mr. Henderson disclaims beneficial ownership of the shares of Common Stock and Series A Preferred Stock owned by PCI.

(6) Dimensional Fund Advisors, Inc. ("DFA") is an investment advisor registered under the Investment Advisors Act of 1940, as amended. The shares reported in the table are held in portfolios of DFA Investment Dimensions Group, Inc., a registered open-end investment company, or in series of the DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participation Group Trust, investment vehicles for qualified employee benefit plans, all of which DFA serves as investment manager. DFA disclaims beneficial ownership of all such shares. No individual client of DFA is known to the Company to be the holder of more than five percent of the Company's Common Stock.

(7) In May 1995, Mr. Gleason retired as Vice Chairman and a director of PacifiCorp, an affiliate of PCI. Until April 1995, Mr. Gleason served as PCI's nominee on the Board of Directors of the Company. PCI named Mr. Henderson (see note 8) to replace Mr. Gleason as PCI's nominee on the Board of Directors, effective as of the Annual Meeting held on April 27, 1995. Although Mr. Gleason is no longer PCI's nominee, he has agreed to remain a member of the Board. His term expires in 1997.

(8) Includes 2,907,169 shares beneficially owned by PCI (see note 5). Pursuant to an agreement between PCI and the Company dated October 31, 1991, as long as PCI or any of its affiliates owns at least 10% of the Company's outstanding Common Stock, the Company will nominate and use its best efforts to cause a nominee of PCI to become a member of the Board of Directors of the Company. Mr. Henderson currently serves as PCI's nominee on the Company's Board of Directors having replaced Mr. Gleason (see note 7). Mr. Henderson is President and Chief Executive Officer of PacifiCorp Holdings, Inc., a holding company which owns 87% of Pacific Telecom Inc., and 100% of Pacific Generation Company and PacifiCorp Financial Services, Inc. He is also President and Chief Executive Officer of PacifiCorp Financial Services, Inc., an affiliate of PCI.

(9)  Includes 3,333 shares issuable upon the exercise of stock options.

(10) Includes 6,666 shares issuable upon the exercise of stock options.

(11) Includes 2,222 shares issuable upon the exercise of stock options.

(12) Includes 5,555 shares issuable upon the exercise of stock options.

(13) Includes 1,111 shares issuable upon the exercise of stock options.

(14) All shares issuable upon the exercise of stock options.

(15) Includes 3,958 shares issuable upon the exercise of stock options.

(16) Includes 46,034 shares issuable upon the exercise of stock options and 2,907,169 shares beneficially owned by PCI (see note 5).

                         DESCRIPTION OF CAPITAL STOCK


   The following description of the Company's capital stock and selected provisions of its Restated Certificate of Incorporation and Bylaws is a summary and is qualified in its entirety by the Company's Restated Certificate of Incorporation and Bylaws, copies of which have been filed with the Securities and Exchange Commission as exhibits to the Registration Statement of which this Prospectus is a part.


   The Company is a Delaware corporation authorized to issue 2,000,000 shares of Preferred Stock, par value $10.00, and 30,000,000 shares of Common Stock, par value $0.01.

Common Stock

   The holders of Common Stock have full voting rights, subject to any voting rights of any shares of Preferred Stock then outstanding, and are entitled to one vote for each share held of record on each matter submitted to a vote of the stockholders. Holders of Common Stock have no rights to convert their shares into other securities and no right to vote cumulatively for the election of directors. Subject to the preferences that may be applicable to any shares of Preferred Stock then outstanding, the holders of the shares of Common Stock will be entitled to receive such dividends, if any, as may be declared by the Board of Directors out of legally available funds and to share ratably in any distribution to the stockholders, including any distribution upon the liquidation of the Company.



   The Company has not paid dividends on its Common Stock. The terms of the Company's loan and security agreement with Shawmut Capital Corporation prohibits the payment of dividends on the Comdial Common Stock. Furthermore, the terms of the Series A Preferred Stock prohibit the payment of dividends on the Common Stock unless the Company is current in the payment of dividends required with respect to the Series A Preferred Stock. Accordingly, the Company does not anticipate paying dividends on its Common Stock in the foreseeable future. See "Dividend Policy." As of August 1, 1995 there were approximately 7,087,973 shares of Common Stock outstanding, as adjusted to reflect the one-for-three reverse split of the Common Stock.


Preferred Stock

   The Company's Preferred Stock is of the type referred to as "blank check" preferred. "Blank check" preferred stock refers to preferred stock for which the designations, preferences, conversion rights, qualifications, limitations or restrictions thereof may be determined by a corporation's board of directors at the time of issuance. As a result, the Board of Directors may, without further action by the stockholders, issue shares of Preferred Stock in one or more series and fix or alter the rights, preferences, privileges and restrictions, including dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, rights upon dissolution or liquidation, sinking funds and any other rights, preferences and limitations. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of holders of Common Stock and, under certain circumstances, make it more difficult for a third-party to acquire control of the Company.

   On February 1, 1994, the Company issued 850,000 shares of Series A Preferred Stock to PCI as part of its recapitalization and later redeemed 100,000 shares of Series A Preferred Stock. The Company has no present plans to issue additional shares of Preferred Stock and intends to redeem all of the Series A Preferred Stock upon completion of this offering. See "Use of Proceeds."

Series A Preferred Stock


   With respect to dividend rights and rights on liquidation, dissolution and winding up, the Series A Preferred Stock is senior to the Common Stock. Without the affirmative vote of 67% of the shares of Series A Preferred Stock at the time outstanding, the Company is prohibited from amending its Restated Certificate of Incorporation to adopt a certificate of designation to or otherwise (i) create any class of stock, issue any series of Preferred Stock or any other equity security ranking prior to or in parity with the Series A Preferred Stock as to dividends or upon liquidation or (ii) alter or change any of the preferences, privileges, rights or powers of the holders of the Series A Preferred Stock so as to affect adversely such preferences, privileges, rights or powers. Holders of Series A Preferred Stock are entitled to receive, out of funds of the Company legally available for the payment of dividends, cumulative quarterly dividends per share in the following amounts: $0.19 on the last day of March, $0.19 on the last day of June, $0.19 on the last day of September and $0.18 on the last day of December.

   Holders of shares of Series A Preferred Stock then outstanding have a liquidation preference of $10.00 per share plus an amount equal to accrued dividends. Outstanding shares of Series A Preferred Stock may be redeemed at the option of the Company, in whole or in part, at any time upon not less than 30 days nor more than 90 days prior written notice, at a redemption price equal to all accumulated but unpaid dividends plus an amount (the "Applicable Amount") equal to (i) $10.00 per share during the four calendar years after the issuance of the Series A Preferred Stock, or (ii) during each calendar year after the fourth year after issuance, an amount equal to the Applicable Amount in the preceding year plus $0.50 per share; provided that the redemption price per share for any transaction which results in the total number of shares of Series A Preferred Stock that have been redeemed (including the shares redeemed in such transaction) equaling at least ten percent (10%) of the total number of shares of Series A Preferred Stock which were originally issued, and for all subsequent transactions, shall be the price which was in effect during the year preceding the year in which the total number of shares of Series A Preferred Stock redeemed equals ten percent or more.


   Shares of Series A Preferred Stock are non-voting, except where required by law and to effect the dissolution of the Company, the sale, lease, exchange of all or substantially all of its property and assets, the merger or consolidation of the Company with or into any other entity or the voluntary bankruptcy of the Company which requires the affirmative vote of the holders of a majority of the outstanding shares of Series A Preferred Stock. The holder or holders of Series A Preferred Stock has the right to elect two members of the Board of Directors or such greater number as is necessary to equal at least 40% of the Board, if the Company does not pay four consecutive quarterly dividends required by the terms of the Series A Preferred Stock.


   Each share of Series A Preferred Stock may be converted at the option of the holder at any time into approximately 1.14258 fully paid and nonassessable pre-split shares of Company Common Stock. The number of shares of stock into which each share of Series A Preferred Stock is convertible is subject to anti-dilution protection upon the occurrence of certain events, including (i) stock dividends or other distributions of the Common Stock, (ii) stock splits affecting the Common Stock, reverse stock splits, share exchanges, or reclassifications, (iii) certain issuances of Common Stock (or rights, warrants, or securities convertible or exchangeable into Common Stock) at a price per share (or having a conversion or exercise price per share) less than the market price (as defined), or (iv) a merger, consolidation, or other reorganization of the Company.


Delaware Law and Certain Charter Provisions

   Section 203 of the Delaware General Corporation Law prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

   The Company's Restated Certificate of Incorporation (the "Restated Certificate") divides the Board of Directors into three classes. One class of directors is elected at each annual meeting for a three-year term. The Restated Certificate also provides that the affirmative vote of the holders of not less than 60 percent of the total voting power of all outstanding shares of Common Stock of the Company is required to approve a merger, consolidation or other business reorganization or combination of the Company with any other corporation or for the sale of all or substantially all of the assets of the Company. Furthermore, amendments to these provisions must be approved by not less than 60 percent of the total voting power of all outstanding shares of Common Stock of the Company. Special meetings of stock-holders may be called only by the Secretary at the request of the Board of Directors or by the Chairman of the Board, and stockholder action may not be taken by written consent. These provisions could have the effect of discouraging takeover attempts or delaying or preventing a change of control of the Company.

Indemnification


   The Company's Bylaws and the General Corporation Law of Delaware authorize indemnification of directors, officers, employees and agents of the Company and of persons serving in similar capacities for other entities at the Company's request so long as such person (i) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (ii) in the event of a suit by or in the right of the Company, was not adjudged liable for negligence or misconduct in the performance of his duty to the Company, unless there is a court determination that indemnification is fair and reasonable under all the circumstances. The Bylaws and the General Corporation Law of Delaware also allow advances of the costs of defending against litigation and permit the purchase of insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances the Company would have the power to indemnify against such liabilities under the provisions of the Bylaws or the statute. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

   As permitted by Section 102 of the Delaware General Corporation law, the Company's Restated Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for liability under Section 174 of the Delaware General Corporation law or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.


Transfer Agent

   Chemical Bank is the transfer agent for the Company's Common Stock.

                                 UNDERWRITING


   The Underwriters below, for whom Rodman & Renshaw, Inc. is acting as Representative, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock set forth below opposite their respective names.



            Underwriter                Number of Shares
            -----------                ----------------
Rodman & Renshaw, Inc................










   Total ............................    3,000,000




   The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other considerations. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

   The Underwriters, through the Representative, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $ per share, and that such dealers may reallow a concession of $ per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is included for quotation on the Nasdaq National Market.


   The Selling Stockholder has granted to the Underwriters a 30-day over-allotment option to purchase up to an aggregate of 450,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 3,000,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.


   The Company, the officers and directors of the Company, and the Selling Stockholder have agreed that they will not sell or dispose of any shares of Common Stock of the Company for a period of 180 days, 60 days in the case of one director who is the beneficial owner of 19,600 shares, after the later of the date on which the Registration Statement is declared effective by the Commission or the first date on which the shares are bona fide offered to the public, without the prior written consent of the Representative. The Company may issue shares of Common Stock in connection with the exercise of options under the Company's 1992 Stock Incentive Plan and the 1992 Non-Employee Directors Plan. In addition, ALLTEL Corporation, a stockholder of the Company, has agreed with the Company that absent unanticipated or unusual circumstances that, if known, would have affected its decision to enter into the agreement, it will not sell or dispose of shares of Common Stock of the Company owned by it before the earlier of (i) the date that is 60 days after the date that the Registration Statement, of which this Prospectus is a part, is declared effective and (ii) October 1, 1995, except for approximately 13,399 shares of Common Stock which it may sell in accordance with the provisions of Rule 144 under the Securities Act. After the expiration of this "lock-up" period, ALLTEL Corporation will not be subject to any contractual restriction on the resale of shares of the Company's Common Stock in the public market, which could adversely affect the market price of the Common Stock prevailing from time to time.


   The Company has agreed to indemnify the Underwriters against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

   In connection with the offering made hereby, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act, during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.


   Rodman & Renshaw, Inc. has performed investment banking services since March, 1995 for the Company and received $40,000 therefor. In addition, another firm, whose investment banking and equity departments were acquired by Rodman & Renshaw, Inc., had performed similar services prior to March, 1995 and received $75,000 therefor pursuant to an agreement that provided, among other things, that such firm would act as sole lead managing underwriter in any offering of equity or debt conducted at any time prior to October 16, 1996, and serve as exclusive financial advisor in connection with any sale of the Company during such time period.

                                LEGAL MATTERS


    The validity of the issuance of the shares of Common Stock offered by this Prospectus will be passed upon for the Company by McGuire, Woods, Battle & Boothe, L.L.P., Charlottesville, Virginia. Certain matters in connection with the sale of Common Stock offered hereby will be passed on for the Underwriters by Squadron, Ellenoff, Plesent & Sheinfeld, LLP, New York, New York. As of June 23, 1995, partners and associates of McGuire, Woods, Battle & Boothe, L.L.P., which serves as general counsel to the Company, owned of record and beneficially 1,001 shares (before adjustment to reflect the one-for-three reverse stock split) of Common Stock of the Company.



                                   EXPERTS


   The audited financial statements included in this Prospectus, which is part of this Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


                                                                                      Page
                                                                                      ----
Independent Auditors' Report.........................................................  F-2

Consolidated Balance Sheets as of December 31, 1993 and 1994 and April 2, 1995 ......  F-3

Consolidated Statements of Operations for the Years Ended December 31, 1992, 1993
and 1994 and the Quarters Ended April 3, 1994 and April 2, 1995......................  F-4

Consolidated Statements of Stockholders' Equity for the Years Ended December 31,
1992, 1993 and 1994 and the Quarter Ended April 2, 1995..............................  F-5

Statements of Cash Flows for the Years Ended December 31, 1992, 1993 and 1994 and
the Quarters Ended April 3, 1994 and April 2, 1995...................................  F-6

Notes to Financial Statements........................................................  F-7


The financial statements as of and for the periods ended April 3, 1994 and April 2, 1995 are unaudited.

                         INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Comdial Corporation
Charlottesville, Virginia


   We have audited the accompanying consolidated balance sheets of Comdial Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Comdial Corporation and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Richmond,  Virginia
January 30, 1995 (May 18, 1995 as to the first paragraph of Note 14, June 26, 1995 as to the second paragraph of Note 14, July 2, 1995 as to the fourth paragraph of Note 6, and July 28, 1995 as to the last paragraph of Note 1 and Note 14)

                             COMDIAL CORPORATION
                         CONSOLIDATED BALANCE SHEETS
                       (In thousands, except par value)




                                                               December 31,
                                                           -------------------       April 2,
                                                             1993     1994            1995
                                                           ---------  --------       ---------
                                                                                   (Unaudited)
ASSETS
  Current assets
    Cash and cash equivalents...........................  $   5,474  $  1,679   $        62
    Accounts receivable -- net..........................      6,184     6,637         8,881
    Inventories.........................................     14,844    16,869        17,366
    Prepaid expenses and other current assets ..........      1,799     1,014         1,445
      Total current assets..............................     28,301    26,199        27,754
    Property -- net.....................................     14,187    13,668        13,541
    Other assets........................................      2,315     2,393         2,434
      Total assets......................................  $  44,803  $ 42,260   $    43,729

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities
    Accounts payable....................................  $   5,059  $  6,977   $     7,629
    Accrued payroll and related expenses................      1,222     1,373         1,411
    Accrued promotional allowances......................      1,170     1,592         1,028
    Other accrued liabilities...........................      1,655     2,160         1,515
    Current maturities of debt..........................      4,252     2,466         3,889
      Total current liabilities.........................     13,358    14,568        15,472
    Long-term debt......................................     18,943     4,737         3,988
    Long-term employee benefit obligations..............      1,700     1,912         1,974
    Other long-term liabilities.........................         52       --            --
    Commitments and contingent liabilities (see Note
      13)...............................................
      Total liabilities.................................     34,053    21,217        21,434

Stockholders' equity
Series A 7 1/2 % preferred stock ($10.00 par value),
  (Authorized  shares 2,000; issued shares 750).........         --     7,500         7,500
Common stock ($0.01 par value) and paid-in capital
  (Authorized 30,000 shares; issued shares:  1993 =
   6,855; 1994 = 6,980; April 2, 1995 = 7,036) .........    100,047   100,320       100,517
Other...................................................       (814)     (942)         (973)
Accumulated deficit.....................................    (88,483)  (85,835)      (84,749)
  Total stockholders' equity............................     10,750    21,043        22,295
    Total liabilities and stockholders' equity .........  $  44,803  $ 42,260   $    43,729

  The accompanying notes are an integral part of these financial statements.

                             COMDIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)



                                                    Years Ended December 31,         Quarter Ended
                                                                                    April 3,  April 2,
                                                   1992      1993       1994         1994       1995
                                                 -------    -------   -------      --------   -------
                                                                                       (Unaudited)
Net sales......................................  $70,897    $69,099   $77,145      $ 17,639   $22,316
Cost of goods sold.............................   50,212     47,485    52,418        11,773    15,192
  Gross profit.................................   20,685     21,614    24,727         5,866     7,124
Operating expenses:
  Selling, general & administrative............   13,829     12,805    15,128         3,739     4,344
  Engineering, research & development..........    3,784      3,424     3,932           984     1,043
    Operating income...........................    3,072      5,385     5,667         1,143     1,737
  Other expense (income):
    Interest expense...........................    2,564      2,420     1,267           392       273
    Miscellaneous expense......................      402        420       670           114       194
    Gain on the sale of product line...........     (791)        --        --            --        --
  Income before income taxes and extraordinary
    item.......................................      897      2,545     3,730           637     1,270
  Income tax expense...........................       13        129       116            22        40
  Income before extraordinary item.............      884      2,416     3,614           615     1,230
  Extraordinary item, write-off of debt issuance
    cost........................................      --         --       389           389       --
    Net income..................................     884      2,416     3,225           226     1,230
  Dividends on preferred stock..................      --         --       577           106       143
    Net income applicable to common stock ......  $  884    $ 2,416   $ 2,648       $   120   $ 1,087
  Earnings per common share and common
    equivalent share: ..........................
      Primary:
        Income before extraordinary item........  $ 0.13     $ 0.35   $  0.42       $  0.07    $ 0.15
        Extraordinary item......................      --         --     (0.05)        (0.05)       --
          Net income per common share...........  $ 0.13     $ 0.35   $  0.37       $  0.02    $ 0.15
        Fully diluted...........................  $ 0.13     $ 0.34   $  0.37       $  0.02    $ 0.15
Weighted average common shares outstanding:
  Primary.......................................   6,738      6,935     7,231         7,247     7,216
  Fully diluted.................................   6,738      7,158     7,231         7,247     7,216


  The accompanying notes are an integral part of these financial statements.

                             COMDIAL CORPORATION
               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)



                                                                                                          Notes
                                                                                                       Receivable
                                      Common Stock       Preferred Stock  Paid-in      Treasury Stock    on  Sale  Retained
                                   Shares      Amount   Shares     Amount Capital     Shares   Amount   of Stock   Earnings  Total
                                   ------      ------   ------    ------  --------   --------   ------   -------   --------  ------
BALANCE AT JANUARY 1, 1992 .....   6,014      $  60       --     $  --   $ 99,272     (50)     $ (583)   $ (623)  $(91,783)  $6,343
PROCEEDS FROM SALE OF COMMON
STOCK:
INCENTIVE PLANS ................                                              (36)                                              (36)
NOTES RECEIVABLE ...............                                                                              4                   4
RECLASSIFICATION OF NOTES
RECEIVABLE .....................                                                                            316                 316
NET INCOME .....................                                                                                       884      884

BALANCE AT DECEMBER 31, 1992 ...   6,014         60       --        --     99,236     (50)       (583)     (303)   (90,899)   7,511
PROCEEDS FROM SALE OF COMMON STOCK:
INCENTIVE PLANS ................                                              (20)                                              (20)
NOTES RECEIVABLE ...............                                                                             74                  74
STOCK OPTIONS EXERCISED ........      44          1                            95                                                96
WARRANTS EXERCISED .............     834          8                           637                                               645
INCENTIVE STOCK ISSUED .........      13                                       30                                                30
TREASURY STOCK PURCHASED .......                                                       (1)         (2)                           (2)
NET INCOME .....................                                                                                     2,416    2,416

BALANCE AT DECEMBER 31, 1993 ...   6,905         69       --        --     99,978     (51)       (585)     (229)   (88,483)  10,750
PROCEEDS FROM SALE OF COMMON
STOCK:
NOTES RECEIVABLE ...............                                             (146)                           47                 (99)
STOCK OPTIONS EXERCISED ........     147          1                           288                                               289
INCENTIVE STOCK ISSUED .........      13                                      130                                               130
PREFERRED STOCK ISSUED .........                         850      8,500                                                       8,500
REDEEMED PREFERRED STOCK .......                        (100)    (1,000)                                                     (1,000)
TREASURY STOCK PURCHASED .......                                                      (34)       (175)                         (175)
DIVIDEND PAID ON PREFERRED STOCK                                                                                      (577)    (577)
NET INCOME .....................                                                                                              3,225
                                                                                                                              3,225
BALANCE AT DECEMBER 31, 1994 ...   7,065         70      750      7,500   100,250     (85)       (760)     (182)   (85,835)  21,043
PROCEEDS FROM SALE OF COMMON
STOCK:
NOTES RECEIVABLE ...............                                                                              2                   2
STOCK OPTION EXERCISED .........      47          1                            80                                                81
INCENTIVE STOCK ISSUED .........      13                                      115                                               115
TREASURY STOCK PURCHASED .......                                                       (4)        (33)                          (33)
DIVIDEND PAID ON PREFERRED STOCK                                                                                      (143)    (143)
NET INCOME .....................                                                                                     1,230    1,230
ROUNDING .......................                  1                                                                     (1)
BALANCE AT APRIL 2, 1995
(UNAUDITED) ....................   7,125    $    72      750    $ 7,500  $100,445     (89)      $(793)    $(180)  $(84,749) $22,295


    The accompanying notes are an integral part of these financial statements.

                             COMDIAL CORPORATION
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)



                                                          Years ended December 31,          Quarter Ended
                                                       ------------------------------   ----------------------
                                                                                         April 3,     April 2,
                                                         1992       1993       1994        1994         1995
                                                       --------   --------   --------   -----------  ---------
                                                                                               (Unaudited)
Cash flows from operating activities:
  Cash received from customers.......................  $ 72,525   $ 74,265   $ 81,298   $    17,456   $ 21,496
  Other cash received................................     1,083      1,236      2,305           430        236
  Interest received..................................        89         65         56            51         15
  Cash paid to suppliers and employees...............   (68,994)   (66,725)   (75,888)      (17,364)   (23,088)
  Interest paid on debt..............................    (2,161)    (1,981)      (924)         (431)      (223)
  Interest paid under capital lease obligations......      (354)      (256)      (284)          (83)       (50)
  Income taxes paid..................................       (13)       (44)      (200)          (66)       --
    Net cash provided (used) by operating activities.     2,175      6,560      6,363            (7)    (1,614)
Cash flows from investing activities:
  Proceeds from the sale of equipment................     1,010         56        206            31        --
  Proceeds received on note from  Cortelco
    International, Inc...............................        --      1,000      1,000            --       --
  Capital expenditures...............................    (1,776)      (848)    (2,116)         (453)      (585)
    Net cash provided (used) by investing activities.      (766)       208       (910)         (422)      (585)
Cash flows from financing activities:
  Proceeds from borrowings...........................     1,972      2,660      7,300         6,000        --
  Net borrowings under revolver agreement ...........       --         --         --          2,546      1,445
  Proceeds from issuance of common stock.............       --         739        203           149         51
  Principal payments on debt.........................    (3,800)    (3,859)   (14,365)      (13,175)      (608)
  Principal payments under capital lease obligations.    (1,978)    (1,233)      (809)         (256)      (163)
  Preferred stock redemption.........................        --        --      (1,000)           --         --
  Preferred dividends paid...........................                  --        (577)         (106)      (143)
    Net cash provided (used) by financing activities.    (3,806)    (1,693)    (9,248)       (4,842)       582
Net increase (decrease) in cash and cash
  equivalents........................................    (2,397)     5,075     (3,795)       (5,271)    (1,617)
Cash and cash equivalents at beginning of year ......     2,796        399      5,474         5,474      1,679
Cash and cash equivalents at end of year.............  $    399   $  5,474   $  1,679     $     203   $     62
Reconciliation of net income to net cash provided
  by operating activities:
  Net income.........................................  $    884   $  2,416   $  3,225     $     226   $  1,230
    Depreciation and amortization....................     2,974      3,138      4,138         1,212        915
    Decrease (increase) in accounts receivable ......    (1,462)       689       (453)       (1,334)    (2,244)
    Inventory provision..............................     1,497        900        964           425        451
    Decrease (increase) in inventory.................       170       (307)    (2,989)       (1,692)      (948)
    Increase in other assets.........................    (3,982)      (958)    (1,620)         (874)      (675)
    Increase (decrease) in accounts payable and bank
      overdrafts.....................................     1,889       (639)     1,918         1,896        652
    Increase (decrease) in other liabilities.........       (79)     1,237      1,238           (21)    (1,109)
    Increase (decrease) in paid--in capital and other
      equity.........................................       284         84        (58)          155        114
        Total adjustments............................     1,291      4,144      3,138          (233)    (2,844)
    Net cash provided (used) by operating activities.  $  2,175   $  6,560   $  6,363     $      (7)  $ (1,614)


  The accompanying notes are an integral part of these financial statements.

                              COMDIAL CORPORATION


                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

   The consolidated financial statements include the accounts of Comdial Corporation and its subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated.

Unaudited Financial Statements


   The consolidated balance sheet as of April 2, 1995, the consolidated statements of operations and cash flows for the quarters ended April 3, 1994 and April 2, 1995, and the consolidated statement of stockholders' equity for the quarter ended April 2, 1995 and related information contained in these notes have been prepared by management of the Company without audit. In the opinion of management, all accruals (consisting of normal recurring accruals) which are necessary for a fair presentation of financial position and results of operations for such periods have been made. Results for an interim period should not be considered as indicative of results for a full year.


Cash and Cash Equivalents


   Cash equivalents are defined as short-term liquid investments with original maturities when purchased of less than 90 days that are readily convertible into cash. Under the Company's current cash management policy, borrowings from the revolving credit facility are used for normal operating purposes. The revolving credit facility is reduced by cash receipts that are deposited daily. Bank overdrafts of $1,099,000 and $2,236,000 are included in Accounts Payable at December 31, 1994 and April 2, 1995 (unaudited), respectively, which are outstanding checks that have not (1) cleared the bank and (2) been funded by the revolving credit facility (see Note 5). The Company is reporting the revolving credit facility activity on a net basis on the Consolidated Statements of Cash Flows.


Inventories

   Inventories are stated at the lower of cost (first-in, first-out) or market.

Property/Depreciation

   Depreciation is computed using the straight-line method for all buildings, land improvements, machinery and equipment, and capitalized lease property over their estimated useful lives. Effective January 1, 1994, the Company revised the estimated useful lives of certain computer hardware equipment from seven to five years to more closely reflect expected remaining business lives. The effect of this change in accounting estimate was to increase depreciation expense and decrease income from continuing operations in 1994 by $239,000 or $0.03 per share. Management believes this change is warranted due to the continuing advances in computer technology. Expenditures for maintenance and repairs of property are charged to expense. Improvements and renewals which extend economic lives are capitalized.


The estimated useful lives are as follows:
  Buildings ....................................  30 years
  Land Improvements.............................  15 years
  Machinery and Equipment.......................  7 years
  Computer Hardware Equipment and Tooling ......  5 years

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


Expensing of Costs

   All production start-up, research and development, and engineering costs are charged to expense, except for that portion of costs which relate to product software development (see "Capitalized Software Development Costs").

Earnings (Loss) Per Common Share and Common Equivalent Share

   For 1992, 1993, 1994, and the quarter ending April 2, 1995 (unaudited), earnings per common share were computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding and common equivalent shares. Fully diluted earnings per share assumes the conversion of preferred stock and adds back the preferred stock dividends paid to net income. The effect of the preferred stock conversion was antidilutive for the year ended 1994.

Capitalized Software Development Costs

   In 1992, 1993, and 1994, the Company incurred costs associated with development of software related to the Company's various products. The accounting for such software costs is in accordance with Generally Accepted Accounting Principles ("GAAP") and Statement of Financial Accounting Standards ("SFAS") No. 86. The Company's estimate of useful life is three years. The total amount of unamortized software development cost included in other assets is $1,392,000 at December 31, 1994. The amounts capitalized for 1992, 1993, and 1994 were $829,000, $721,000, and $717,000, respectively, of which $591,000,
$705,000, and $858,000 were amortized in 1992, 1993, and 1994, respectively.

Postretirement Benefits Other Than Pension

   The Company adopted, in 1993, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. SFAS No. 106 requires the Company to accrue estimated cost relating to health care and life insurance benefits. In 1993 and 1994, the Company recognized $288,000 and $289,000, respectively.

Income Taxes


   The Company adopted SFAS No. 109, Accounting for Income Taxes, in 1993, which specifies the asset and liability approach. Under SFAS 109, the deferred tax liability or asset is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when the differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The measurement of deferred tax assets is reduced by the amount of any tax benefits where, based on available evidence, the likelihood of realization cannot be established. The Company has incurred prior cumulative operating losses through 1991 for financial statement and tax reporting purposes (see Note 6). Tax credits will be utilized to reduce current and future income taxes.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


Reclassifications

   Certain amounts in the 1992, 1993 and 1994 consolidated financial statements have been reclassified to conform to a reclassification made for the period ended April 2, 1995 presentation. The Company is currently reporting sales as a net number that includes deductions for volume discounts, returns, and allowances. The Company has reclassified freight expense and the cost of certain promotional programs resulting in a reduction in sales, and an increase in cost of sales and selling, general and administrative expense, respectively, for 1994 and the comparable prior periods. Promotional programs include various sales incentive rebates claimed by dealers and specific end users who buy the
Company's  products  direct  from  distributors.   Management   considers  these
reclassifications as more consistent with the nature of the sales costs incurred, and the manner in which such costs are managed by the Company. For the years 1992, 1993, and 1994, reclassified freight expense was $677,000, $478,000, and $552,000, and reclassified promotional program expense was $4,751,000, $3,538,000, and $4,492,000, respectively. These reclassifications had no effect on previously reported consolidated net income.

Restatement of Common Stock Data


   On July 28, 1995, the Company authorized a one-for-three reverse split of the Company's common stock, to be effective on the date of this Prospectus. Accordingly, all references in the accompanying financial statements to common share or per share information have been restated to reflect this reverse stock split.


NOTE 2 -- INVENTORIES


   Inventories consist of the following:



(In thousands)             At December 31,      At April 2,
                           1993      1994          1995
                           ----      ----          ----
                                               (Unaudited)
Finished goods .......  $ 3,972   $ 2,936     $   3,242
Work-in-process.......    2,485     4,455         5,037
Materials and
 supplies.............    8,387     9,478         9,087
   Total..............  $14,844   $16,869     $  17,366



NOTE 3 -- PROPERTY

   Property consists of the following:


(In thousands)                    At December 31,
                                 1993       1994
                               --------   --------
Land.........................  $    396   $    396
Buildings and improvements ..    11,864     11,540
Machinery and equipment .....    25,126     26,551
Less accumulated
 depreciation................   (23,199)   (24,819)
  Property -- Net............  $ 14,187   $ 13,668




   Depreciation expense charged to operations for the years 1992, 1993, and 1994, was $1,970,000, $2,164,000, and $2,601,000, respectively.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995

NOTE 4 -- LEASE OBLIGATIONS

   The Company and its subsidiaries have various capital and operating lease obligations. Future minimum lease commitments for capitalized leases and aggregate minimum rental commitments under operating lease agreements that have initial non-cancelable lease terms in excess of one year are as follows:


                                                     Capital   Operating
(In thousands)                                        Leases     Leases
- --------------                                      --------  ----------
Year Ending December 31, .........................
  1995............................................  $    807  $    1,218
  1996............................................       565       1,182
  1997............................................       131       1,165
  1998............................................       104       1,131
  1999............................................       --        1,021
   Total minimum lease commitments................     1,607  $    5,717
Less amounts representing interest and other
  costs.............................................    (260)
Principal portion of minimum lease commitments at
  December 31, 1994.................................  $1,347



   Assets   recorded  under  capital   leases   (included  in  property  in  the
accompanying Consolidated Balance Sheets) are as follows:

                                                          At December 31,
(In thousands)                                           1993       1994
- --------------                                          ------    -------

Machinery and equipment  ..........................    $3,430     $2,269
Less accumulated depreciation......................      (706)      (570)
  Property -- Net .................................    $2,724     $1,699


   During 1992, 1993, and 1994, the Company entered into new capital lease obligations which amounted to approximately $692,000, $1,597,000, and $228,000, respectively.

   Operating leases and rentals are for buildings, and factory and office equipment. The total rent expense for operating leases, including rentals which are cancelable on short-term notice, for the years ended December 31, 1992, 1993, and 1994 was $1,149,000, $1,025,000, and $1,023,000, respectively.

NOTE 5 -- DEBT


   As of February 1, 1994, Shawmut Capital Corporation ("Shawmut"), formerly known as Barclays Business Credit, Inc., held substantially all of the Company's indebtedness. Prior to February 1, 1994, PacifiCorp, through its indirect subsidiary, PacifiCorp Credit, Inc. ("PCI"), held substantially all of the Company's indebtedness. Before December, 1993, substantially all the Company's indebtedness was held by PacifiCorp Holdings, Inc. ("PHI"), formerly known as Inner PacifiCorp, Inc. On December 1, 1993, PHI transferred the entirety of its holdings in the Company to its wholly-owned subsidiary, PacifiCorp Financial Services, Inc., which in turn transferred such holdings to its wholly-owned subsidiary, PCI. References herein to PCI shall be deemed to include references to PHI, its predecessor in interest to the indebtedness of the Company, where such references are appropriate.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


Long-term Debt

   Long-term debt consisted of the following:

(In thousands)                       At December 31,       April 2,
                                     1993     1994           1995
- -------------                       --------  ------     -----------
                                                         (Unaudited)
Notes payable to PCI (1)  ......
Term note ......................    $19,191   $  --    $       --
Optional advance note ..........      2,074      --            --
Notes payable to Shawmut ......
Term notes I and II (2) ........        --     5,854         5,246
Revolving credit (3) ...........        --       --          1,445
Capitalized leases (see Note 4)       1,930    1,349         1,186
Total debt .....................     23,195    7,203         7,877
Less current maturities on debt       4,252    2,466         3,889
Total long-term debt ...........    $18,943   $4,737   $     3,988



(1) The term note was payable in fifty-nine equal monthly principal installments of $150,000 with the balance due on November 1, 1996. The optional advance note was payable in thirty-six equal monthly principal installments of $59,000 beginning on December 1, 1993. Interest was payable monthly on both notes.

    In July, 1992, the Company sold its residential telephone product line to International Telecommunication Asia PTE. LTD., a Singapore corporation ("IT Asia"), which was assigned to Cortelco International, Inc. ("CII"), an affiliate of IT Asia, in August 1993. In connection with the sale, IT Asia delivered to the Company its non-interest bearing promissory note in the principal amount of $2,000,000 (the "IT Asia Note"). The Company agreed to apply the proceeds received from CII to the outstanding balance of the PCI term note. In August, 1993, CII made the $1,000,000 principal payment to the Company on the IT Asia Note. The Company used the proceeds from CII to repay a portion of the term note held by PCI.

    The Company's indebtedness was secured by liens on the Company's accounts receivable, inventories, intangibles, land, and other property. Prior to February 1, 1994, these loans accrued interest at an annual rate equal to 3 1/2 % above the prime rate of interest established by Morgan Guaranty Trust Company (the "Morgan Guaranty Prime Rate"). The Morgan Guaranty Prime Rate was 5 1/2 % at December 31, 1993 and February 1, 1994.

    On December 23, 1993, the Company and PCI entered into an agreement (the "Equity Agreement"), pursuant to which, among other things, PCI agreed to accept 850,000 shares of a newly designated Series A 7 1/2 % Cumulative Convertible Redeemable Preferred Stock ("Series A Preferred Stock") of the Company in exchange for the cancellation of $8,500,000 of the Company's existing indebtedness to PCI (which was a non-cash transaction).

    At a special meeting held on February 1, 1994, the Stockholders of the Company approved the exchange and amendments to the Company's Certificate of Incorporation permitting the issuance of the Series A Preferred Stock. Immediately following the meeting, the Company and Shawmut entered into a loan and security agreement ("Loan Agreement") pursuant to which Shawmut agreed to provide the Company with a $6,000,000 term loan ("Term Note I") and a $9,000,000 revolving

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995

    cedit loan facility. The Company's principal balance of its indebtedness on February 1, 1994 to PCI was $21,209,453, which was paid by using cash generated from operations of $6,000,000, cash borrowed from Shawmut of $6,709,453, and the cancellation of the remaining debt of $8,500,000 with the issuance of Preferred Stock. The Company purchased from PCI 100,000 shares of the Redeemable Preferred Stock at the time the Company received the proceeds of $1,000,000 from Cortelco in December, 1994 relating to the sale of the residential telephone product line in 1992.

    On April 29, 1994, the Company and Shawmut amended the Loan Agreement to permit the Company to borrow an additional $1,300,000 under the Term Note ("Term Note II") to finance the purchase of additional surface mount technology equipment. The Company will repay the additional advance in 44 consecutive monthly payments of $27,000 beginning on June 1, 1994 with the balance due on February 1, 1998.

(2) The Shawmut Term Notes I and II of $7,300,000 carry interest rates of 1 1/2% over the Shawmut's prime rate and are payable in equal monthly principal installments of $152,000 for the next 14 months, and 23 equal monthly principal installments of $110,334, with the balance due on February 1, 1998. Shawmut's prime rate was 8.5% and 9% at December 31, 1994 and April 2, 1995 (unaudited).


(3) The Shawmut revolving credit facility carries an interest rate of 1% over Shawmut's prime rate. Availability under the revolving credit facility is based on eligible accounts receivable and inventory, less funds already borrowed. The Company's total indebtedness to Shawmut (term notes plus revolving credit facility) may not exceed $14,000,000.


   Scheduled maturities of Shawmut Term Notes (current and long-term debt) as defined in the Loan Agreement are as follows:



                                                   Principal
(In thousands)              Fiscal Years          Installments
- --------------              ------------          ------------
Term Notes payable..........    1995            $    1,824 (1)
                                1996                 1,407
                                1997                 1,324
                                1998                 1,299



(1) Remaining aggregate payments for 1995 as of April 2, 1995 were $1,216 (unaudited).


Debt Covenants


   The Company's indebtedness to Shawmut is secured by liens on the Company's accounts receivable, inventories, intangibles, land, and other property. Among other restrictions, the Loan Agreement with Shawmut also contains certain financial covenants that relate to specified levels of consolidated tangible net worth, profitability, debt service ratio, and current ratio. The Loan Agreement also limits additional borrowings and payment of dividends, except for payments to PCI for their Series A Preferred Stock. On January 23, 1995, the Company and Shawmut amended the Loan Agreement (the second amendment) to modify the covenant restrictions on leases and profitability. As of December 31, 1994 and April 2, 1995, (unaudited) the Company was in compliance with the Loan Agreement terms as defined in the Loan Agreement, as amended.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


NOTE 6 -- INCOME TAXES

   Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method as required by SFAS No. 109, Accounting for Income Taxes. As permitted under the rules, prior years' financial statements have not been restated. The components of the income tax expense are as follows:


                      For the Years Ended
(In thousands)           December 31,         For the Quarter Ended
                   -------------------------   ---------------------
                   Deferred
                     Method            Liability Method
                   --------      -------------------------------
                                               April 3, April 2,
                     1992        1993  1994      1994    1995
                     ----       -----  -----   ------   -----
                                                 (Unaudited)
Current-Federal      $ 10      $  89   $  88   $  18   $   32
 State .........        3         40      28       4        8
Deferred .......       --         --      --      --       --
Total provision      $ 13      $ 129   $ 116   $  22   $   40




   The income tax provision reconciled to the tax computed at statutory rates are summarized as follows:


                                                    For the Years Ended
(In thousands)                                          December 31,         For the Quarter Ended
                                                    ----------------------   ---------------------
                                                                              April 3,  April 2,
                                                    1992     1993    1994      1994      1995
- -------------                                       -----    -----    ----     -----     -----
                                                                             (Unaudited)

Federal tax (benefit) at statutory rate (34% in
 1992, 35% in 1993, 1994, and 1995) ............    $   295 $ 891 $ 1,306   $   217    $  444
State income taxes (net of federal tax benefit)          30    27      18         5         5
Nondeductible charges ..........................         19    20      34        23        14
Alternative minimum tax ........................         13    89      84        20        32
Utilization of operating loss carryover  .......       (344) (898) (1,326)     (243)     (455)
Income tax provision ...........................    $    13 $ 129 $   116   $    22    $   40


There is no tax benefit of the extraordinary item due to the presence of tax operating loss carryovers.

   No deferred taxes have been recognized in the accompanying Consolidated Balance Sheet at December 31, 1993 and 1994, and April 2, 1995 (unaudited).
The components are as follows:


(In thousands)                        At December 31,        At April 2,
                                    ----------------        ------------
                                    1993        1994           1995
                                    ----        ----           ----
                                                           (Unaudited)
Total deferred tax
liabilities ..................  $ (2,137)   $ (1,981)   $    (2,087)
Total deferred tax assets  ...    30,631      29,852         29,158
Total valuation allowance  ...   (28,494)    (27,871)       (27,071)
                                $     --    $     --    $        --

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995

   The valuation allowance decreased $623,000 and $800,000 during the year ended December 31, 1994 and the quarter ended April 2, 1995 (unaudited), respectively, and was primarily related to benefits arising from the utilization of operating loss carryforwards. The Company periodically reviews the requirements for a valuation allowance and makes adjustments to such allowance when changes in circumstances result in changes in judgement about the future realization of deferred tax assets. For the quarter ended July 2, 1995, the Company reduced the valuation allowance by approximately $4,500,000, which decreased income tax expense.

   The Company has net operating loss and credit carryovers of approximately $72,336,000 and $3,027,000 as of December 31, 1994, and $70,445,000 and
$3,059,000 as of April 2, 1995 (unaudited), respectively, which, if not utilized, will expire as follows:


                 Net Operating       Tax
(In thousands)     Losses          Credits
Expiration Dates
1996 -- 1997 ...  $   --          $    412
1998............      --             1,846
1999............   25,454              504
2000............   31,129               66
2001............    5,260              --
After 2001......   10,493              199
                  $72,336         $  3,027



   Certain provisions of the tax law may limit the net operating loss and credit carryforwards available for use in any given year in the event of a significant change in ownership interest. If changes in the Company's stock ownership exceed 50% of the value of the Company's stock during any three year period, the utilization of the tax net operating loss and tax credit carryforwards would be severely limited beginning with the year of ownership change.


   The components of the net deferred tax asset (liabilities) at December 31, 1993 and 1994 are as follows:


                                                                              Deferred
(In thousands)                                                            Asset/(Liability)
                                                                      ----------------------
                                                                          1993       1994
                                                                      -----------  ---------
Net loss carryovers.................................................  $    26,111  $ 24,595
Tax credit carryovers...............................................        2,830     3,027
Inventory write downs and capitalization............................          876     1,028
Pension.............................................................          177       461
Postretirement benefits.............................................           98       189
Compensation and benefits...........................................          164       169
Capitalized software development costs..............................          174       256
Contingencies.......................................................           49        28
Other deferred tax assets...........................................           64        11
Note receivable reserve.............................................           88        84
Fixed asset depreciation............................................       (1,981)   (1,977)
Income reported in different periods for financial reporting and
 tax purposes.......................................................         (104)       --
Other deferred tax liabilities......................................          (52)       --
 Net deferred tax asset.............................................       28,494    27,871
Less: Valuation allowance...........................................      (28,494)  (27,871)
Total...............................................................  $        --  $     --

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


NOTE 7 -- PENSION AND SAVINGS PLANS

   The Company formerly sponsored two non-contributory pension plans that together covered all employees. One plan provided pension benefits based on years of service and employee's compensation during the employment period. The other plan provided benefits based on years of service. Effective January 1, 1992, the Company merged the two pension plans into a single plan which provides benefits based on years of service and employee's compensation during the employment period. The calculation of pension benefits prior to 1992 will be based on the provisions of the old plans. The funding policy for both plans was to make the minimum annual contributions required by applicable regulations. Assets of the plans were generally invested in equities and fixed income instruments.

   The following table sets forth the funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1993 and 1994.

(In thousands)                                                          1993       1994
- -------------                                                          -----       -----
Actuarial present value of benefit obligation: ....................
Accumulated benefit obligation (including vested benefits of
 $8,320 and $8,431, respectively)..................................  $(9,226)   $(9,225)
Projected benefit obligation for service to date...................  $(9,557)   $(9,583)
Plan assets at fair value..........................................    9,230      9,041
Plan assets less than projected benefit obligation.................     (327)      (542)
Unrecognized net (gain) or loss from past experience...............     (556)    (1,007)
Unrecognized net (gain) or loss from prior service cost ...........     (354)      (322)
Unrecognized net asset at date of implementation of SFAS No. 87
 amortized over 15 years...........................................     (172)      (144)
Accrued liabilities for benefit plans at December 31...............  $(1,409)   $(2,015)

Net periodic pension cost for the years ended December 31, included the following components:

(In thousands)                                     1992      1993    1994
                                                 ------    ------   ------
Service cost-benefits earned during the
 period.......................................  $   785   $   803   $ 982
Interest cost on projected benefit
 obligation...................................      495       548     657
Actual return on plan assets..................   (1,282)   (1,438)    106
Net amortization and deferral of other items .      630       608    (919)
Net periodic pension cost.....................  $   628   $   521   $ 826

Assumptions used in accounting for the plans were as follows:

                                                   1992     1993     1994
                                                 ------    ------   ------
Discount rate.................................     8.50%   7.00%   8.00%
Rate of increase in future compensation
 levels.......................................     4.00%   4.00%   4.00%
Expected long-term rate of return on assets ..     9.00%   9.00%   9.00%

   In addition to providing pension benefits, the Company contributes to a 401(k) plan, based on the employee's contributions. Participants can contribute from 2% to 10% of their salary as defined in the terms of the plan. The Company makes matching contributions equal to 25% of a participant's contributions. The Company's total expense for the matching portion to the 401(k) plan for 1992, 1993, and 1994 was $178,000, $225,000, and $261,000, respectively.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)


          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995

NOTE 8 -- POSTRETIREMENT BENEFITS OTHER THAN PENSION


   As of January 1, 1993, the Company adopted SFAS No. 106. The effect of adopting SFAS No. 106 on income from continuing operations for 1993 and 1994 was an expense of $288,000 and $289,000, respectively.

   The Company provides certain health care coverage (until age 65) which is subsidized by the retiree through insurance premiums paid to the Company, and life insurance benefits for substantially all of its retired employees. In 1992, the Company recognized $160,000 as an expense for postretirement health care and life insurance benefits. The Company's postretirement health care benefits are not currently funded. The status of the postretirement benefits are as follows:

   Accumulated postretirement benefit obligation at January 1, 1993 and 1994:


(In thousands)                                    1993     1994
- --------------                                  ------    ------
Retirees......................................  $  222   $  398
Actives eligible to retire....................     435      628
Other active participants ineligible to
retire........................................     676      972
Total.........................................  $1,333   $1,998


   Net postretirement benefit cost for years ended December 31, consisted of the following components:


(In thousands)                                            1993   1994
- --------------                                          ------  ------
Service cost..........................................  $   46 $   59
Interest cost.........................................     151    139
Actual return on assets...............................     --     --
Amortization of the unrecognized transition
obligation............................................      91     91
Amortization of (gain) or loss........................     --     --
Amortization of prior service cost....................     --     --
Total.................................................  $  288 $  289

   The following table sets forth funded status of the plans and amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1993 and 1994:

(In thousands)                                          1993     1994
- --------------                                         ------  ------
Plan assets at fair value...........................  $   --   $  --
Accumulated postretirement benefit obligation:  ....
Retirees............................................    (639)    (394)
Fully eligible participants.........................    (523)    (604)
Other active participants...........................    (874)    (874)
Unrecognized prior service cost.....................     --       --
Unrecognized net (gain) or loss.....................      26     (316)
Unrecognized transition obligation..................   1,722    1,631
Accrued liabilities for benefit plans at
  December 31.......................................  $ (288)  $ (557)

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of January 1, 1994 was 13% for 1994, the trend rate decreasing each successive year until it reaches 5 1/4 % in 2005 after which it remains constant. The discount rate used in determining the accumulated postretirement benefit obligation cost was 7%. A 1-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of January 1, 1994 and net postretirement health care cost by approximately $140,000 and service cost plus interest cost by approximately $18,000. The postretirement benefit obligation is not funded and does not include any provisions for securities, settlement, curtailment, or special termination benefits.

NOTE 9 -- WARRANTS

   A summary of warrants issued and outstanding is as follows:


                                                           1992           1993      1994
                                                          --------      --------   -------
Warrants outstanding, January 1: ......................   833,333        833,333      --
Issued.................................................       --             --       --
Exercised..............................................       --        (833,333)     --
Canceled...............................................       --             --       --
Warrants outstanding, December 31:                        833,333            --       --
Price per share ranges of warrants outstanding at
 December 31...........................................  $0.03--$3.75        --       --
Dates through which warrants outstanding at December
 31, were exercisable..................................       (*)            (*)      (*)


(1) The warrants were held by PCI and a bank group which held the majority of the Company's indebtedness prior to October 1991. On November 1, 1993, the bank group exercised warrants and acquired in the aggregate 166,666 shares of the Company's Common Stock, at an exercise price of $3.75 per share. On December 9, 1993, PCI exercised its Replacement Warrant and acquired 666,667 shares of the Company's Common Stock, at an exercise price of $0.03 per share.


NOTE 10 -- PREFERRED STOCK


   On December 23, 1993, the Company and PCI entered into the Equity Agreement, pursuant to which, among other things, PCI agreed to accept 850,000 shares of a newly designated Series A 7 1/2 % Cumulative Convertible Redeemable Preferred Stock of the Company in exchange for the cancellation of $8,500,000 of the Company's existing indebtedness to PCI (which was a non-cash transaction).
Dividends are paid each quarter at an annual rate of return of 7 1/2 % which totaled $577,000 for 1994.

   Each share of Series A Preferred Stock is convertible into fully paid and non-assessable shares of Common Stock (1.14258 after reverse stock split) at the option of PCI. Under the terms of the Equity Agreement, the Company was required to redeem 100,000 shares of the Series A Preferred Stock at the time the Company received $1,000,000 in 1994 from CII, relating to the sale of the residential telephone product line in 1992 (see Note 5). In December, 1994, the Company received the $1,000,000 payment from CII, which was used to redeem the 100,000 shares (par value $10.00) of Series A Preferred Stock. The Series A Preferred Stock is redeemable at the option of the Company. In the event that four consecutive quarterly dividend payments on Series A Preferred Stock are in arrears and unpaid, PCI shall have the exclusive right, voting separately as a class, to elect two members of the Board of Directors or such greater number of members as is necessary to equal at least 40% of the total number of members of the Board of Directors at all times thereafter.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


NOTE 11 -- STOCK OPTIONS AND AWARDS


   The Company's plans include stock options to purchase Common Stock and may be granted to officers, directors, consultants, and certain key employees as additional compensation. The plans are composed of both stock options, restricted stock, nonstatutory stock, and incentive stock. The plan awards to each Director 3,333 shares of the Company's Common Stock for each fiscal year the Company reports income. Subsequent to year end the Board of Directors increased the cash compensation and temporarily suspended 1,667 of the 3,333 shares awarded to each Board member each year that the Company is profitable until specific action is taken by the Board to the contrary. The Company's incentive plans are administered by the Compensation Committee of the Company's Board of Directors.


   The Company's incentive plans reserve 1,000,000 shares of the Company's Common Stock for issuance at December 31, 1992, 1993, and 1994. The Company has previously accepted notes relating to the non-qualified stock options exercised by officers and employees. These notes receivable relating to the stock purchases, amounting to $303,000, $229,000, and $182,000 at December 31, 1992,
1993, and 1994, respectively, have been deducted from Stockholders' equity.

Information regarding stock options is summarized below:


                                                  1992          1993          1994
                                                -------       -------       --------
Options outstanding, January 1:                 409,969        582,667       451,377
Granted..........................               340,511         14,333        92,000
Exercised........................                    --        (44,290)     (146,558)
Terminated.......................              (167,813)      (101,333)      (33,647)
Options outstanding, December 31:               582,667        451,377       363,172


Per share ranges of options outstanding at
 December 31.................................  $1.41-$3.00   $1.41-$6.18    $1.41-$10.59
Dates through which options outstanding at
 December 31, were exercisable...............  1/93-10/2002  1/94-10/2003     1/95-10/2004
Options exercisable, December 31:               228,138        178,150        174,599

   Options are provided to officers and employees of the Company at fair market value at the date of grant. The value of stock awarded to directors is expensed.

NOTE 12 -- SEGMENT INFORMATION

   During 1992, 1993, and 1994, substantially all of the Company's sales, net income, and identifiable net assets were attributable to the telecommunications industry.

   The Company had sales in excess of 10% of net sales to three customers as follows:

(In thousands)                     1992      1993      1994
- ---------------                  -------  --------  --------
Sales:
ALLTEL Supply, Inc............  $12,695   $15,908   $12,370
Graybar Electric Company,
  Inc.........................   26,217    24,494    31,298
North Supply Company, Inc. ...   13,598    14,984    16,305

Percentage of net sales: .....
ALLTEL Supply, Inc............       18%       23%       16%
Graybar Electric Company,
  Inc.........................       37%       35%       41%
North Supply Company, Inc. ...       19%       22%       21%

                              F-18

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


   ALLTEL Supply, Inc., a subsidiary of ALLTEL Corporation, a stockholder of the Company, had accounts receivable with the Company of $808,000 and $588,000 for the periods ending December 31, 1993 and 1994, respectively.

NOTE 13 -- COMMITMENTS AND CONTINGENT LIABILITIES

   The Company facilities are subject to a variety of federal, state, and local environmental protection laws and regulations, including provisions relating to the discharge of materials into the environment. The cost of compliance with such laws and regulations has not had a material adverse affect upon the Company's capital expenditures, earnings or competitive position and it is not anticipated to have a material adverse effect in the future.


   In 1988, the Company voluntarily terminated the use of a concrete underground storage tank for draining hydraulic oil and chlorinated solvents from machine parts, and removed the tank. The consulting engineers engaged by the Company prepared an environmental site characterization report showing hydraulic oil and chlorinated solvents contamination of the soil, and hydraulic oil contamination of the groundwater. A remediation plan was recommended to the Company, which was approved by the State of Virginia Water Control Board on January 31, 1989. The remediation plan was expected to extend for approximately 10 years. The Company believes that it has been, and is now, in compliance with the 1989 remediation plan.


   In November, 1993, the Company engaged Froehling and Robertson, Inc. ("F & R"), an environmental engineering firm, to collect additional samples of soil and groundwater for assessing the effect of the hydraulic oil remediation plan, and to determine whether the chlorinated solvents had dissipated. The Company also requested the State of Virginia Department of Environmental Quality ("DEQ") to review the site characterization plan report for adequacy under current environmental regulations. As a result, DEQ sent the Company a letter on November 30, 1993, citing certain deficiencies and requesting a site characterization report addendum and a corrective action plan. On January 14, 1994, the Company submitted a corrective action plan to the DEQ, which was approved by the DEQ on July 8, 1994. F & R has advised the Company that the cost estimate for the remediation strategy proposed in the corrective action plan is approximately $35,000 to $45,000. In 1993, the Company provided an accrued liability in the amount of $45,000 to cover such cost.

   In October, 1994, the Company installed all the required equipment in accordance with the remediation plan and has started the process of pumping hydraulic oil residue from the underground water. The oil will be deposited into approved containers and taken to a hazardous waste site in accordance with the corrective action plan.

NOTE 14 -- SUBSEQUENT EVENTS

   On May 18, 1995, the Company received a letter from a patent holder claiming patent infringement. The Company denies any infringement, however, the patent holder may commence a lawsuit against the Company.

   On June 26, 1995, the Company's Board of Directors authorized management of the Company to file a Registration Statement with The Securities and Exchange Commission permitting the Company to sell shares of its common stock in an underwritten public offering. If the offering is consummated under the terms presently anticipated, up to an additional 1,000,000 shares of common stock will be issued (not including 450,000 shares that the Underwriters have an option to purchase from the Selling Stockholder to cover any overallotments, if any). Proceeds from the offering will be used, in part, to redeem the 750,000 shares of outstanding Series A Preferred Stock.

                            COMDIAL CORPORATION
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

          For the Years Ended December 31, 1992, 1993 and 1994 and the
            Unaudited Quarters Ended April 3, 1994 and April 2, 1995


   On July 28, 1995, the Company's shareholders authorized a one-for-three reverse split of the Company's common stock, to be effective on the date of this Prospectus. Accordingly, all references in the accompanying financial statements to common share or per share information have been restated to reflect this reverse stock split.

NOTE 15 -- QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                  First    Second     Third    Fourth
(In thousands)                                  Quarter   Quarter   Quarter   Quarter
- ---------------                                 --------  --------   ------  ---------
1994
Sales........................................  $ 17,639  $ 19,019  $ 20,660  $ 19,827
Gross profit.................................     5,866     6,122     6,384     6,355
Interest expense.............................       392       319       301       255
Income before extraordinary item.............       615       942     1,245       812
Net income...................................       226       942     1,245       812
Dividends on preferred stock.................       106       161       162       148
Net earnings per common share: Primary ......      0.02      0.11      0.15      0.09

1993
Sales........................................  $ 14,435  $ 14,010  $ 19,192  $ 21,462
Gross profit.................................     4,183     3,885     6,023     7,523
Interest expense.............................       589       615       619       597
Net income (loss)............................       237      (486)    1,014     1,651
Net earnings (loss) per common share:
Primary......................................      0.04     (0.08)     0.15      0.24


   Previously reported quarterly information has been revised to reflect certain reclassifications. These reclassifications had no effect on previously reported consolidated net income (see Note 1 -- Reclassifications).

   In the first quarter of 1994 (February 1, 1994), the Company restructured its indebtedness to PCI by using cash generated from operations and cash borrowed from Shawmut (see Note 5). The major impact on operations was the reduction of interest expense for 1994 and the write-off of prior debt issuance cost of $389,000.

   Certain interim inventory estimates are recognized throughout the fiscal year relating to shrinkage, obsolescence, and product mix. The results of the physical inventory and the fiscal year-end close reflected a favorable adjustment with respect to such estimates, resulting in approximately $224,000 of additional income, which is reflected in the fourth quarter of 1994.

 #############################################################################

                                 IMAGES OMITTED
                                  PICTURES OF
          PHOTOS DIPICTING PRODUCTION AND ASSEMBLY OF COMDIAL PRODUCTS
                            RANDOMLY SET ON THE PAGE
 #############################################################################

 -----------------------------------------------------------------------------
 -----------------------------------------------------------------------------

   No dealer, salesperson, or other person has been authorized to give any information orto make any representation in connectionwith this offering other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell or solicitation of any offer to buy by any one in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              TABLE OF CONTENTS

                                          Page
Available Information ..................
Incorporation of Certain Information
  By Reference .........................
Prospectus Summary .....................
Risk Factors ...........................
Use of Proceeds ........................
Price Range of Common Stock ............
Dividend Policy ........................
Capitalization .........................
Selected Historical Financial Data  ....
Management's Discussion and Analysis of
Financial Condition and Results of
Operations..............................
Business ...............................
Legal Proceedings ......................
Management .............................
Principal and Selling Stockholders  ....
Description of Capital Stock ...........
Underwriting ...........................
Legal Matters ..........................
Experts ................................
Index to Financial Statements...........   F-1






 #############################################################################

                                 IMAGE OMITTED
                                  COMDIAL LOGO
 #############################################################################


                                3,000,000 Shares

                                  Common Stock

                                   PROSPECTUS

                             Rodman & Renshaw, Inc.





                                August  , 1995

                                   PART II
                    Information Not Required in Prospectus

Item 14: Other Expenses of Issuance and Distribution

   The estimated expenses in connection with this offering are as follows:

                              AMOUNT TO BE PAID

                                                   Selling
                                     Company*     Stockholder*      Total
SEC Registration Fee ............  $   4,722.93  $   9,445.86   $  14,168.79
NASD Registration Fee ...........  $   1,536.32  $   3,072.63   $   4,608.95
Nasdaq National Market Filing Fee  $   5,833.33  $  11,666.67   $  17,500.00
Legal Fees ......................  $ 100,000.00  $ 200,000.00   $ 300,000.00
Printing Fees and Expenses  .....  $  38,333.33  $  76,666.67   $ 115,000.00
Accounting Fees and Expenses  ...  $  61,666.67  $ 123,333.33   $ 185,000.00
Blue Sky Fees and Expenses  .....  $   6,666.67  $  13,333.33   $  20,000.00
Miscellaneous ...................  $   6,240.75  $  12,481.51   $  18,722.26
Total ...........................  $ 225,000.00  $ 450,000.00   $ 675,000.00

* Expenses payable by the Company and the Selling Stockholder respectively are to be shared on a pro rata basis, in accordance with the number of shares sold by each.

Item 15: Indemnification of Directors and Officers

   The Company's Bylaws and the General Corporation law of Delaware authorize indemnification of directors, officers, employees and agents of the Company and of persons serving in similar capacities for other entities at the Company's request (so long as such person (i) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (ii) in the event of a suit by or in the right of the Company, was not adjudged liable for negligence or misconduct in the performance of his duty to the Company, unless there is a court determination that indemnification is fair and reasonable under all the circumstances), allow advances of the costs of defending against litigation; and permit the purchase of insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances the Company would have the power to indemnify against such liabilities under the provisions of the bylaws or the statute. Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provision, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


   As permitted by Section 102 of the Delaware General Corporation Law, the Company's Restated Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Company and its stockholders arising from a breach of a director's fiduciary duty except for liability under Section 174 of the Delaware General Corporation law or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction in which the director derived an improper personal benefit.

   The Warrant Exchange Agreement (Exhibit No. 4.2) provides for indemnification by the Company to PCI and certain of its affiliates, in certain circumstances.


   The Selling Stockholder has agreed to indemnify the Company and certain of its affiliates in certain circumstances.

                                   PART II
                    Information Not Required in Prospectus
                                 (Continued)

Item 16: Exhibits


Exhibit
Number .....  Description
 1 .........  Form of Underwriting Agreement.
 4.1 .......  Restated Certificate of Incorporation of Comdial Corporation.**
 4.2 ......   Bylaws of Comdial Corporation. (Exhibit 3.3 to Registrant's Form 10-K for the year ended December 31,
              1993.)*
 4.3 .......  Form of Certificate of Amendment of Certificate of Incorporation.
 5 .........  Opinion of McGuire, Woods, Battle & Boothe, L.L.P.
10.1 .......  Registrant's 1979 Long Term Incentive Plan and 1982 Incentive Plan. (Exhibits 4(a) and 4(b) of Registrant's
              Form S-8 dated February 7, 1984.)*
10.2 .......  Registrant's 1992 Stock Incentive Plan and 1992 Non-employee Directors Stock Incentive Plan. (Exhibits 28.1 and 28.2 of Registrant's Form S-8 dated October 21, 1992.)*
10.3 .......  Agreement dated February 20, 1990 among Registrant and Estech Systems Inc. (Exhibit 10.11 to Registrant's
              Form 10-K for the year ended December 31, 1990.)*
10.4 .......  Loan Restructuring dated October 31, 1991 among Registrant and Inner PacifiCorp, Inc. (Exhibit 4.1 to
              Registrant's Form 10-Q for the quarter ended September 27, 1991.)*
10.5 .......  Stock Purchase Warrant dated November 1, 1991 among Registrant and Inner PacifiCorp, Inc. (Exhibit 4.2 to
              Registrant's Form 10-Q for the quarter ended September 27, 1991.)*
10.6 .......  Amendment No. 1 to the Loan Restructuring Agreement dated July 31, 1992 among Registrant and PacifiCorp
              Holdings, Inc. (Exhibit 10.8 to Registrant's Form 10-K for the year ended December 31, 1992.)*
10.7 .......  Asset Purchase Agreement dated July 21, 1992 among the Registrant and International Telecommunication Asia
              PTE. LTD. (Exhibit 10.9 to Registrant's Form 10-K for the year ended December 31, 1992.)*
10.8 .......  Amendment No. 2 to the Loan Restructuring Agreement dated April 1, 1993 among Registrant and PacifiCorp
              Holdings, Inc. (Exhibit 10.1 to Registrant's Form 10-Q for the period ended March 28, 1993.)*
10.9 .......  Amendment No. 3 to the Loan Restructuring Agreement dated August 6, 1993 among Registrant and PacifiCorp
              Holdings, Inc. (Exhibit 10.1 to Registrant's Form 10-Q for the period ended September 26, 1993.)*
10.10 ......  Modification Agreement dated August 23, 1993 among the Registrant and Cortelco International, Inc. (Exhibit
              10.2 to Registrant's Form 10-Q for the period ended September 26, 1993.)*
10.11 ......  Amendment No. 4 to the Loan Restructuring Agreement dated October 31, 1993 among Registrant and PacifiCorp
              Holdings, Inc. (Exhibit 10.12 to Registrant's Form 10-K for the year ended December 31, 1993.)*
10.12 ......  Loan And Security Agreement dated February 1, 1994 among Registrant and Barclays Business Credit, Inc.
              (Exhibit 10.13 to Registrant's Form 10-K for the year ended December 31, 1993.)*
10.13 ......  Equity Agreement dated December 23, 1993 among Registrant and PacifiCorp Credit, Inc. (Exhibit 10.14 to
              Registrant's Form 10-K for the year ended December 31, 1993.)*
10.14 ......  Warrant Exchange Agreement dated October 31, 1991 among Registrant and Inner PacifiCorp. Inc. (Exhibit 10.15 to Registrant's Form 10-K for the year ended December 31, 1993.)*
10.15 ......  Development Agreement dated December 2, 1993 among Registrant and Motorola Inc. (Exhibit 10.16 to
              Registrant's Form 10-K for the year ended December 31, 1993.)*
10.16 ......  Stock Purchase Agreement dated April 2, 1985 among Registrant and ALLTEL Corporation. (Exhibit 10.17 to
              Registrant's Form 10-K for the year ended December 31, 1993.)*
10.17 ......  Amendment No. 1 to the Loan And Security Agreement dated April 29, 1994 among the Registrant and Barclays
              Business Credit, Inc. (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended April 3, 1994.)*
10.18.......  Amendment No. 2 to the Loan Restructuring Agreement dated January 23, 1995 among Registrant and Shawmut
              Capital Corporation. (Exhibit 10.1 to Registrant's Form 10-Q for the quarter ended April 2, 1995.)*
23.1 .......  Consent of Deloitte & Touche LLP.
23.2 .......  Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in exhibit 5 above.)
24 .........  Power of attorney (included in Part II.)**


    * Incorporated by reference
   ** Previously filed

                                   PART II
                    Information Not Required in Prospectus
                                 (Continued)

Item 17: Undertakings

   The undersigned registrant hereby undertakes:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post- effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto authorized, in the city of Charlottesville, Virginia on July 31, 1995

                         COMDIAL CORPORATION
                         By: /s/ William G. Mustain
                            -------------------------------
                              William G. Mustain
                              (Chief Executive Officer)


                              POWER OF ATTORNEY

   Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.


Signature                     Title                                   Date
- ---------                     -----                                   ----
/s/ A. M. Gleason*
- ---------------------------
A. M. Gleason                 Director                             July 31, 1995

/s/ John W. Rosenblum*
- ---------------------------
John W. Rosenblum             Director                             July 31, 1995

/s/ Dianne C. Walker*
- ---------------------------
Dianne C. Walker               Director                             July 31, 1995

/s/ William E. Porter*
- ---------------------------
William E. Porter             Director                             July 31, 1995

/s/ Michael C. Henderson*
- ---------------------------
Michael C. Henderson          Director                             July 31, 1995

/s/ William G. Mustain
- ---------------------------   Chairman, President, Chief
William G. Mustain            Executive Officer and Director       July 31, 1995


/s/ Wayne R. Wilver           Senior Vice President, Chief
- ---------------------------   Financial Officer and Principal
Wayne R. Wilver               Accounting Officer                   July 31, 1995


*By: /s/ Wayne R. Wilver
    ------------------------------
         Wayne R. Wilver
       as attorney-in-fact
